      As filed with the Securities and Exchange Commission on May 24, 2002

                          Registration No. ____________

                     U.S. SECURITIES AND EXCHANGE COMMISSION

                                -----------------

                                    FORM S-2
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                 EUROTECH, LTD.
             (Exact name of registrant as specified in its charter)


   District of Columbia                                          33-0662435
(State or other jurisdiction of                              (I.R.S. Employer
 incorporation or organization)                              Identification No.)

                 10306 Eaton Place, Suite 220, Fairfax, VA 22030
                                 (703) 352-4399
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


           Todd J. Broms                      Copies of communications to:
President and Chief Executive Officer             Robert A. Solomon, Esq.
    10306 Eaton Place, Suite 220          Solomon Pearl Blum Heymann & Stich LLP
          Fairfax, VA 22030                      40 Wall Street, 35th Floor
           (703) 352-4399                            New York, NY 10005
(Name, address, including zip code, and                (212) 267-7600
   telephone number, including area
      code, of agent for service)

                         ------------------------------

               Approximate dates of proposed sales to the public:
     From time to time after this Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuing basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. [X]

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _____________

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _____________

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _____________

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]


                         CALCULATION OF REGISTRATION FEE
-------------------------------------------------------------------------------
Title of each class            Proposed maximum
of  securities  to               aggregate                      Amount of
be registered                offering price (1)(2)(3)        registration fee
-------------------------------------------------------------------------------
Common Stock,
..00025 par value                   $11,200,000                   $1,030.40
-------------------------------------------------------------------------------

1   Calculated in accordance with Rule 457(o).
2 Pursuant to Rule 416, the number of shares registered hereby includes an indeterminate number of additional shares which may be issued upon the occurrence of certain events in accordance with the applicable anti-dilution provisions of the relevant documents.
3 Eurotech is registering an extra $1,200,000 worth of common stock to cover shares of common stock which may be issuable if Eurotech declares a Blackout Period pursuant to the Private Equity Agreement with Jenks & Kirkland, Ltd. and to cover shares of common stock issuable upon exercise of a warrant for 50,000 shares of common stock which may be granted to Jenks & Kirkland, Ltd. pursuant to the terms of the Private Equity Agreement.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

PROSPECTUS

              $11,200,000 MAXIMUM AGGREGATE AMOUNT OF COMMON STOCK

                                       OF

                                 EUROTECH, LTD.

This prospectus relates to the possible resale of shares of our common stock by Jenks & Kirkland, Ltd. ("J&K"), the named selling shareholder in this prospectus, pursuant to a Private Equity Agreement, as further described in this prospectus, at then current market prices. We will not receive any proceeds from the sale of these shares.

The Securities and Exchange Commission views equity line financing arrangements like the Private Equity Agreement, as further described in this prospectus, as an indirect primary offering. Under such an analysis, J&K, the selling shareholder, is considered an underwriter as well as a selling shareholder.

Pursuant to the Private Equity Agreement, we have the right to require J&K to purchase our common stock, which right is referred to as a "Put." The price J&K will pay for our common stock is based on 90% of the weighted average of the lowest three days closing prices of our common stock during the 10 trading days immediately following the Put notice date. J&K can then resell these shares at market prices pursuant to this prospectus. The difference between the price J&K pays us for our common stock pursuant to the Private Equity Agreement and the price at which they sell the common stock pursuant to this prospectus could be considered underwriting discounts or commissions.

Our common stock is traded on the American Stock Exchange under the symbol EUO. The last sale price for our common stock, as reported on AMEX on May 23, 2002, was $0.23.

We will bear all expenses, other than selling commissions and fees, in connection with the registration and sale of the shares being offered by this prospectus.

                  INVESTING IN OUR COMMON STOCK INVOLVES RISKS.
                      SEE RISK FACTORS STARTING ON PAGE 4.

      NEITHER THE SECURITIES AND EXCHANGE COMMISSION ("SEC") NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR
  PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                  May 24, 2002

                                 EUROTECH, LTD.

                                    FORM S-2

                                Table of Contents

PROSPECTUS SUMMARY                                                           3
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS                            4
RISK FACTORS                                                                 4
PRIVATE EQUITY AGREEMENT WITH JENKS & KIRKLAND, LTD.                         13
USE OF PROCEEDS                                                              16
SELLING SHAREHOLDER                                                          16
PLAN OF DISTRIBUTION                                                         17
DESCRIPTION OF CAPITAL STOCK                                                 18
LEGAL MATTERS                                                                19
EXPERTS                                                                      19
ADDITIONAL INFORMATION AND INFORMATION INCORPORATED BY REFERENCE             19
RECENT DEVELOPMENTS                                                          20
DISCLOSURE OF COMMISSION POSITION IN INDEMNIFICATION FOR SECURITIES
ACT LIABILITIES                                                              20

                               PROSPECTUS SUMMARY

         The following summary contains basic information about Eurotech and this prospectus. It likely does not contain all the information that is important to you. For a more complete understanding, we encourage you to read the entire document and the documents referred to in this prospectus, including the financial statements and related notes included in the reports that we file with the SEC.

         In this prospectus, the words Eurotech, Company, we, our, and us refer to Eurotech, Ltd.

THE COMPANY

         Eurotech, Ltd. is a development stage company acquiring, developing, and marketing emerging chemical and electronic technologies designed to improve the environmental and security sectors. We manage comprehensive engineering and scientific development programs designed to identify products and processes that have unique or superior characteristics with reduced manufacturing and/or use risks. Our portfolio of technologically advanced products include (a) proprietary materials created to specifically solve the serious problems of how nuclear and other hazardous wastes are cost effectively contained, (b) advanced performance materials for use in industrial products such as coatings and paints, and (c) automatic detection of explosives and illicit materials for use in Homeland Security. Our three operational divisions are: Nuclear & Environmental Technology Solutions, Advanced Performance Materials, and Security & Safeguards. We seek to commercialize our technologies using various financial and transactional vehicles including: technology transfer, licensing, joint venture, and distribution agreements.

         We are not a subsidiary of another corporation, entity, or other person. We hold a greater than 50% equity interest in several Israeli research and development companies which may be deemed to be subsidiaries. In addition, we also own a majority interest in a Delaware corporation which holds certain encryption technology assets currently under development, which may also be deemed to be a subsidiary.

         The Company was incorporated under the laws of the District of Columbia on May 26, 1995.

         Our executive office is located at 10306 Eaton Place, Suite 220, Fairfax, Virginia 22030. Our telephone number is (703) 352-4399 and our website address is http://www.eurotechltd.com.


THE OFFERING
Common Shares Offered by the Selling Shareholder......................    $11,200,000 Maximum
                                                                          aggregate amount of common stock.

Common Shares Outstanding Before Offering (1).........................    72,378,675 shares of common stock.

Common Shares Outstanding After Offering (2)..........................    approximately 122,156,453 shares
                                                                          of common stock.

Use of Proceeds.......................................................    We will not receive any  proceeds from
                                                                          the sale of any of these shares by J&K.
                                                                          The proceeds we receive from J&K
                                                                          pursuant to the Private Equity
                                                                          Agreement will be used for working
                                                                          capital to pay for ongoing operating
                                                                          costs and other corporate development
                                                                          activities.

Risk Factors  ........................................................    The common stock offered by this
                                                                          prospectus is speculative and very
                                                                          risky. You should carefully consider
                                                                          the risk factors contained in this
                                                                          prospectus before investing. See the
                                                                          Risk Factors section for a more
                                                                          complete discussion of the risks
                                                                          associated with investment in Eurotech
                                                                          shares.

                                       3

Private Equity Agreement with Jenks & Kirkland, Ltd...................    Pursuant to the Private Equity
                                                                          Agreement, as further discussed in this
                                                                          prospectus under the heading "Private
                                                                          Equity Agreement with Jenks & Kirkland,
                                                                          Ltd.," we have the right, from time to
                                                                          time if certain conditions are met and
                                                                          pursuant to various limitations, to
                                                                          require J&K to purchase up to an
                                                                          aggregate amount of $10,000,000 worth
                                                                          of our common stock.

(1)      Outstanding as of May 23, 2002
(2) Assuming we sell the maximum amount under the Private Equity Agreement of $10,000,000 to J&K, and also assuming that the additional $1,200,000 worth of common stock being registered for issuance pursuant to Blackout Periods as described herein in the section titled "Private Equity Agreement with Jenks & Kirkland, Ltd." is issued and sold under the registration statement of which this prospectus forms a part and the price of our common stock is $0.25 for all such sales under the Private Equity Agreement.
(3) The Private Equity Agreement with J&K limits the amount of shares J&K will purchase to an amount that, together with any other shares of common stock that J&K may own, is less than 9.9% of the outstanding shares of common stock of Eurotech on the applicable closing date of the sale. In addition, the Private Equity Agreement with J&K also limits sales to J&K to an amount that, together with any other shares of common stock that J&K may own, is less than 19.9% of the outstanding shares of common stock of Eurotech as of the closing date of the Private Equity Agreement without shareholder approval as required by the listing agreement of the principal market on which Eurotech's common stock is listed.

Eurotech currently has 100,000,000 shares of common stock authorized. We are registering more shares of common stock than we are authorized to issue under our Articles of Incorporation. We have plans to hold a shareholders meeting in the near future and will recommend that our shareholders approve an increase in our authorized capital. Our financing agreements limit our obligations to issue shares of common stock so that we will not be obligated to issue in excess of our authorized common stock. Under these agreements, we have also agreed to hold a shareholders meeting and recommend an increase in our authorized capital. If we receive such approval, we have agreed to reserve additional shares of common stock for issuance pursuant to these existing financing agreements. We are registering the excess shares in anticipation of receiving approval to increase our authorized capital.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         Our disclosure and analysis in this prospectus and the documents incorporated by reference or delivered to you with this prospectus, including the documents listed below in the section entitled "Additional Information and Information Incorporated by Reference" contain forward-looking statements, which provide our current expectations or forecasts of future events. Forward-looking statements include statements about our plans, objectives, expectations and intentions and other statements that are not historical facts. Words such as "believes," "anticipates" and "intends" may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for may reasons, including the factors described in the section entitled "Risk Factors" in this prospectus.

         You should not unduly rely on these forward-looking statements, which speak only as of the date of this prospectus. We undertake no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this prospectus or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks we describe in the reports we file from time to time with the Securities and Exchange Commission, or SEC, after the date of this prospectus.

                                  RISK FACTORS

         You should carefully consider the risks described below, together with all other information contained in this prospectus. If any of the following risks actually occur, our business, financial condition or operating results may be harmed. In that case, the trading price of our common stock may decline or we may be forced out of business and you could lose your entire investment in us.

YOU FACE SUBSTANTIAL DILUTION OF YOUR EQUITY OWNERSHIP PERCENTAGE IF MORE OF THE SHARES THAT WE HAVE ISSUED TO WOODWARD OR IN OTHER FINANCINGS ARE REPRICED.

The Company has entered into several financing agreements with Woodward LLC ("Woodward) in which the Company has granted repricing rights to Woodward. These agreements are discussed in greater detail below. The repricing rights obligate us to issue to Woodward additional shares of common stock in the proportion to which the outstanding shares of our common stock trade during specified time periods at prices below the target price specified in the respective agreements. The extent to which your equity ownership percentage will be diluted as a result of repricing of previously issued shares depends on the market price of our outstanding shares, so that each decline in the market price of our outstanding shares creates the risk of further dilution.

The following table summarizes the possible combined dilutive effect of the Woodward repricing provisions as discussed below. The numbers in the table assume that the per share price shown in the first column remains unchanged over a period of three and ten months respectively. Actual repricings will be based on actual prices during the respective monthly periods, which can be expected to fluctuate.

                                                         Total Number of Shares
                                     Assumed Average     Issuable on Account of
                                       Market Price      Repricings Through End     Percent of Total No. of
                        Number of    During Repricing   of Respective Repricing        Shares Outstanding
        Date             Shares           Period                 Period                   (72,378,675)
---------------------- ------------ ------------------- ------------------------- -----------------------------
June 1, 2002             444,444           0.30                        5,125,921             7.08%
---------------------- ------------ ------------------- ------------------------- -----------------------------
                         444,444           0.20                        7,911,103             10.93%
---------------------- ------------ ------------------- ------------------------- -----------------------------
                         444,444           0.10                       16,226,650             22.42%
---------------------- ------------ ------------------- ------------------------- -----------------------------
July 1, 2002             444,444           0.30                        5,125,921             7.08%
---------------------- ------------ ------------------- ------------------------- -----------------------------
                         444,444           0.20                        7,911,103             10.93%
---------------------- ------------ ------------------- ------------------------- -----------------------------
                         444,444           0.10                       16,226,650             22.42%
---------------------- ------------ ------------------- ------------------------- -----------------------------
August 1, 2002           444,445           0.30                        5,125,932             7.08%
---------------------- ------------ ------------------- ------------------------- -----------------------------
                         444,445           0.20                        7,911,121             10.93%
---------------------- ------------ ------------------- ------------------------- -----------------------------
                         444,445           0.10                       16,226,687             22.42%
---------------------- ------------ ------------------- ------------------------- -----------------------------

                                                         Total Number of Shares
                                     Assumed Average     Issuable on Account of
                                       Market Price      Repricings Through End     Percent of Total No. of
                        Number of    During Repricing   of Respective Repricing        Shares Outstanding
         Date             Shares          Period                 Period                   (72,378,675)
----------------------- ----------- ------------------- ------------------------- -----------------------------
October 1, 2002         515,000            0.30                        5,695,900             7.87%
----------------------- ----------- ------------------- ------------------------- -----------------------------
                        515,000            0.20                        8,801,350             12.16%
----------------------- ----------- ------------------- ------------------------- -----------------------------
                        515,000            0.10                       18,117,700             25.03%
----------------------- ----------- ------------------- ------------------------- -----------------------------
November 1, 2002        515,000            0.30                        5,695,900             7.87%
----------------------- ----------- ------------------- ------------------------- -----------------------------
                        515,000            0.20                        8,801,350             12.16%
----------------------- ----------- ------------------- ------------------------- -----------------------------
                        515,000            0.10                       18,117,700             25.03%
----------------------- ----------- ------------------- ------------------------- -----------------------------
December 1, 2002        515,000            0.30                        5,695,900             7.87%
----------------------- ----------- ------------------- ------------------------- -----------------------------
                        515,000            0.20                        8,801,350             12.16%
----------------------- ----------- ------------------- ------------------------- -----------------------------
                        515,000            0.10                       18,117,700             25.03%
----------------------- ----------- ------------------- ------------------------- -----------------------------
January 1, 2003         515,000            0.30                        5,695,900             7.87%
----------------------- ----------- ------------------- ------------------------- -----------------------------
                        515,000            0.20                        8,801,350             12.16%
----------------------- ----------- ------------------- ------------------------- -----------------------------
                        515,000            0.10                       18,117,700             25.03%
----------------------- ----------- ------------------- ------------------------- -----------------------------
February 1, 2003        515,000            0.30                        5,695,900             7.87%
----------------------- ----------- ------------------- ------------------------- -----------------------------
                        515,000            0.20                        8,801,350             12.16%
----------------------- ----------- ------------------- ------------------------- -----------------------------
                        515,000            0.10                       18,117,700             25.03%
----------------------- ----------- ------------------- ------------------------- -----------------------------
March 1, 2003           515,000            0.30                        5,695,900             7.87%
----------------------- ----------- ------------------- ------------------------- -----------------------------
                        515,000            0.20                        8,801,350             12.16%
----------------------- ----------- ------------------- ------------------------- -----------------------------
                        515,000            0.10                       18,117,700             25.03%
----------------------- ----------- ------------------- ------------------------- -----------------------------
April 1, 2003           515,000            0.30                        5,695,900             7.87%
----------------------- ----------- ------------------- ------------------------- -----------------------------
                        515,000            0.20                        8,801,350             12.16%
----------------------- ----------- ------------------- ------------------------- -----------------------------
                        515,000            0.10                       18,117,700             25.03%
----------------------- ----------- ------------------- ------------------------- -----------------------------
May 1, 2003             515,000            0.30                        5,695,900             7.87%
----------------------- ----------- ------------------- ------------------------- -----------------------------
                        515,000            0.20                        8,801,350             12.16%
----------------------- ----------- ------------------- ------------------------- -----------------------------
                        515,000            0.10                       18,117,700             25.03%
----------------------- ----------- ------------------- ------------------------- -----------------------------
June 1, 2003            515,000            0.30                        5,695,900             7.87%
----------------------- ----------- ------------------- ------------------------- -----------------------------
                        515,000            0.20                        8,801,350             12.16%
----------------------- ----------- ------------------- ------------------------- -----------------------------
                        515,000            0.10                       18,117,700             25.03%
----------------------- ----------- ------------------- ------------------------- -----------------------------
July 1, 2003            515,000            0.30                        5,695,900             7.87%
----------------------- ----------- ------------------- ------------------------- -----------------------------
                        515,000            0.20                        8,801,350             12.16%
----------------------- ----------- ------------------- ------------------------- -----------------------------
                        515,000            0.10                       18,117,700             25.03%
----------------------- ----------- ------------------- ------------------------- -----------------------------

Holders of our common shares are subject to the risk of additional and substantial dilution due to the repricing provisions in our several agreements with applicable repricing provisions. Pursuant to an amendment to repricing rights agreement and securities purchase agreement dated as of April 12, 2002, the Sixth and final repricing period from the April 2000 Woodward financing has been satisfied and any over payment or under payment will be allocated among the remaining three repricing periods from the March 2001 Woodward financing, which expire in August 2002. Because the repricings are based on a $3.76 or $3.618 target price compared to actual market prices of shares, it is impossible to predict exactly how many more shares we will need to issue to Woodward. The agreements pursuant to which we raised, net proceeds of $6,000,000, $10,749,970 and $2,840,000 from Woodward in March and April 2000 and March 2001 have been modified as described in our filings with the SEC. All of these agreements, as modified by the modification agreements, contain repricing provisions that require us to issue additional shares in the proportion to which the outstanding shares of our common stock trade during specified time periods at prices below the $3.76 or $3.618 target price specified in the respective agreements as modified to date. As of April 30, 2002, we have already issued to Woodward an aggregate of 23,638,620 additional shares based on the applicable repricing provisions.

On February 1, 2002, the Company executed an agreement with Woodward for the private placement of Series A 3% Convertible Preferred Stock with a commitment amount of $2,500,000 to support ongoing operations and corporate development (the "February 2002 Securities Purchase Agreement"). On February 1, 2002, the Company amended its Articles of Incorporation to designate 25,000 shares of its preferred stock as "Series A 3% Convertible Preferred Stock" and to establish the preferences, conversion rights, voting powers, restrictions, limitation as to distributions, qualifications, and terms of redemption of the preferred stock.

As part of the February 2002 Securities Purchase Agreement, the Company also executed a Repricing Rights Agreement. Pursuant to this repricing agreement, upon conversion, all of the common stock issued to Woodward is subject to repricing. Upon conversion of the Preferred Stock into common stock, the earliest tranche of which is convertible no earlier than September 1, 2002, Woodward has the right to have additional shares of common stock issued to it to the extent that during the month immediately following conversion of the Preferred Stock the market price of the Company's outstanding shares is not at least equal to an initial target price of $3.618.

Woodward may not accept repricing shares if as a result Woodward would own more than 9.99% of our then outstanding common shares. In addition, Woodward may not accept repricing shares if as a result, Woodward would own more than 19.9% of the outstanding shares of common stock of Eurotech as of the closing date of the relevant financing agreement without shareholder approval as required by the listing agreement of the principal market on which Eurotech's common stock is listed. These restrictions, however, do not prevent Woodward from selling other shares that they might then own to make room for additional shares. The result would be further selling pressure on the market.

The perceived risk associated with the possible sale of a large number of our common stock at prices discounted as they are pursuant to the Private Equity Agreement, as more fully described in the section titled "Private Equity Agreement with Jenks & Kirkland, Ltd.," and the repricing rights associated with the Woodward financings, creates a market overhang which could cause some of our shareholders to sell their stock, thus causing the price of our common stock to decline. In addition, anticipated downward pressure on our stock price due to actual or anticipated sales of stock from this market overhang could cause some institutions or individuals to engage in short sales of our common stock, which may itself cause the price of our stock to decline.

WE HAVE COMMITTED TO ISSUE ALL OF OUR CURRENTLY AUTHORIZED CAPITAL STOCK, IF OUR SHAREHOLDERS DO NOT VOTE TO INCREASE OUR AUTHORIZED CAPITAL STOCK, WE WILL NOT BE ABLE TO OBTAIN THE ADDITIONAL FINANCING NECESSARY TO CONTINUE OPERATIONS.

We currently have authorized 100,000,000 shares of common stock and 72,378,675 shares of common stock are outstanding as of May 23, 2002. In addition, we have reserved and committed to issue additional shares of common stock upon conversion of outstanding warrants and options held by outside investors, officers, directors and consultants. Furthermore, we have reserved and committed to issue essentially all of our remaining authorized shares of common stock in connection with financing agreements with Woodward and J&K (the financing agreement with J&K is described below in the section titled "Private Equity Agreement with Jenks & Kirkland, Ltd."). Specifically: 3,900,000 shares are reserved for possible issuance of resets to Woodward based on the Stock Purchase Agreement of March 2001 (increases to 13,900,000 shares upon the increase in the number of authorized shares of common stock); 10,000,000 shares are reserved for issuance to J&K based on the Private Equity Agreement of February 2002; and 5,250,000 shares are reserved for issuance upon conversion of preferred stock held by Woodward and associated repricing rights (increases to 7,875,000 upon the increase in the number of authorized shares of common stock). None of the shares we have reserved to issue to Woodward are being registered under the registration statement of which this prospectus is a part. Furthermore, the number of shares we have reserved are not a limitation on the amount of shares we may be obligated to issue pursuant to these financing agreements.

As part of these financing agreements, we have agreed to hold a special meeting of the shareholders of Eurotech and recommend that the shareholders of Eurotech vote to approve an increase in the authorized capital stock of the Company. We are currently registering in excess of our authorized capital in anticipation that our shareholders will vote to approve an increase in our authorized capital. If our shareholders do increase the authorized capital stock of the Company, we are required to reserve and commit additional shares of our common stock pursuant to the financing agreements referred to above. If the shareholders do not approve a proposal to increase the authorized capital stock of the Company pursuant to current financing agreements we would not be obligated to issue in excess of our authorized capital, but we would be unable to arrange the additional financing necessary to continue operations. Even if our shareholders approve a proposal to increase the authorized capital stock of the Company, depending on the market price of our outstanding common stock, further financing may cease to be available or be available only on terms that result in an unacceptable level of dilution.

WE CURRENTLY DO NOT GENERATE CASH FLOW FROM OPERATIONS AND ARE DEPENDENT UPON DEBT AND EQUITY FINANCINGS TO FUND OUR OPERATIONS, THEREFORE, IF WE CANNOT CONTINUE TO ARRANGE SUCH FINANCINGS OR GENERATE CASH FLOW FROM OTHER MEANS, WE WOULD LIKELY BE FORCED OUT OF BUSINESS.

Since the Company has yet to generate significant revenues from our various business activities, we are dependent on financing our operating expenses from issuances of equity or debt securities. As of April 30, 2002 we had $619,549 in cash and cash equivalents and our current operating expenses are approximately $400,000 per month. We have a current financing agreement with Woodward for an additional $500,000 pursuant to the February 2002 Securities Purchase Agreement described above. Additionally we have a Private Equity Agreement with J&K for financing of up to $10,000,000 over two years, subject to a number of conditions as described in the section titled "Private Equity Agreement with Jenks & Kirkland, Ltd." None of the shares we have reserved to issue to Woodward are being registered under the registration statement of which this prospectus is a part. Even if we meet all the conditions of the Private Equity Agreement, our current committed financing would last for, at most, two years. If we do not meet the conditions or are restricted in the amount of financing we can require J&K to purchase pursuant to the Private Equity Agreement, we will have difficulty meeting our current monthly operating expenses and may be forced to go out of business, leaving little or no value for our shareholders.

We are investigating additional various financing options to meet our short-term liquidity needs. This effort is impeded by the fact that essentially all of our outstanding authorized capital is already committed pursuant to the outstanding financing transactions with Woodward and J&K. We believe our shareholders should agree to increase our authorized capital at a special meeting of shareholders to be held later in the year. If our shareholders do vote to increase our authorized capital, we believe that we should be able to arrange a transaction or transactions to meet our short-term liquidity needs. However, there can be no assurances that our shareholders will vote to approve an increase in our authorized capital or that we will be able to arrange a transaction or transactions to meet our short-term liquidity needs, in which case we would most likely be unable to continue in business. Again, depending on the market price of our outstanding common stock, further financing may cease to be available or be available only on terms that result in an unacceptable level of dilution.

FINANCING UNDER THE PRIVATE EQUITY AGREEMENT WITH J&K IS NOT ABSOLUTE AND WE MAY NOT BE ABLE TO MEET THE CONDITIONS REQUIRED TO ALLOW US TO SELL SHARES OF COMMON STOCK TO J&K.

Although we may have funds available under the Private Equity Agreement with J&K, J&K is not obligated to purchase shares of our common stock unless a number of conditions have been satisfied. First, J&K generally has no obligation to purchase shares to the extent that the weighted average volume of our common stock on the principal market, currently the American Stock Exchange, for the 20 trading days immediately the exercise of our right to sell shares to J&K under the Private Equity Agreement does not exceed $50,000. There can be no assurance that the price and volume of our common stock will meet this minimum weighted average volume amount condition to enable us to draw down funds under the Private Equity Agreement. Second, J&K is only obligated at any given request to purchase shares in a minimum aggregate amount of $50,000 and in a maximum aggregate amount of the lesser of $1,000,000, 200% of the weighted average volume of the Company's common stock for the 20 trading days immediately preceding the exercise of our right to sell shares to J&K, the maximum amount of our common stock that may be issued without shareholder approval according to the rules and regulations of the principal market, or the maximum amount that would result in J&K owning no more than 9.9% of our common stock on such closing date. Finally, if the common stock is not registered pursuant to an effective registration statement with the SEC or if the common stock is not listed and approved for trading on a principal market or where trading is restricted, we might not have the right to sell any shares to J&K.

We believe that our existing capital resources, financing commitments from Woodward, and the J&K Private Equity Agreement will be sufficient to fund our current and planned operations for the next two years. However, many of these financing commitments are contingent on us meeting certain conditions. Failure to meet these conditions may reduce the period during which we will be able to fund operations without additional capital resources which may not be available or only be available on terms that result in an unacceptable level of dilution.

YOU RISK THAT WE WILL NOT BE ABLE TO SELL EKOR AND THAT WE WILL NEVER FIND A WAY TO COMMERCIALIZE OUR OTHER TECHNOLOGIES. IF WE ARE UNABLE TO GENERATE REVENUES FROM SOME SOURCE, WE MAY HAVE TO GO OUT OF BUSINESS AND YOUR INVESTMENT IN US COULD BE LOST.

If we can neither sell EKOR nor find a way to commercialize any of our other technologies, we may have to go out of business and your investment in us would be lost. We have yet to receive significant orders for EKOR. Even if some orders are forthcoming, from the Department of Energy, from Ukraine or otherwise, we do not yet know whether we will be able, at the prices that we have to charge to cover our manufacturing costs, to achieve the sort of volume that would be necessary to carry our overhead or to compensate adequately the investment that shareholders have made in us. It is possible that our sales may be hindered by commitments that potential customers may have made to alternative methods of remediation. Even if we are able to sell EKOR in satisfactory quantities and at remunerative prices but are unable to find ways to make money out of our other technologies, you risk that we will not be able to achieve a satisfactory return on our capital.

WE HAVE A LIMITED OPERATING HISTORY AND THEREFORE LITTLE BASIS FOR ANY
FORECASTS.

Our limited operations to date have consisted primarily of identifying, monitoring, reviewing and assessing technologies for their commercial applicability and then attempting to market them. We are subject to all of the business risks associated with a new enterprise, including:

o        risks of unforeseen capital requirements,

o        failure of the market to accept our products and technologies,

o competitive disadvantages against larger and more established companies,

o the fact that we have incurred significant operating losses through the end of 2001 and the likelihood that we will incur further losses during the current year,

o our not having so far obtained significant orders for product for which we will be paid or on which we will make a profit, or to enter into revenue-producing contracts with third parties, and

o possible financial failure of any projects on which we and our potential working partners may embark.

WE HAVE INCURRED SUBSTANTIAL OPERATING LOSSES AND RISK NEVER EARNING ANY
PROFITS.

To date, we have had no significant revenues from operations and, through March 31, 2002, we have incurred losses aggregating $52,432,083. An investor in our shares must take the risk that we will never make any money. None of our products and technologies has ever been utilized on a large-scale commercial basis. Our ability to generate enough revenues to achieve profits will depend on a variety of factors, many of which are outside our control, including:

o        size of market,

o        competition,

o extent of patent and intellectual property protection afforded to our products,

o cost and availability of raw material and intermediate component supplies,

o changes in governmental (including foreign governmental) initiatives and requirements,

o        changes in domestic and foreign regulatory requirements,

o costs associated with equipment development, repair and maintenance, and

o the ability to manufacture and deliver products at prices that exceed our costs.

Even if at some point we begin to generate revenues, our ability to record net income will be impacted adversely to the extent of $2,109,537 annually by amortization of intangible assets, in addition to other costs.

IF THE AMERICAN STOCK EXCHANGE DELISTS OUR COMMON STOCK, WE WILL HAVE GREATER DIFFICULTY RAISING THE CAPITAL WE NEED TO CONTINUE OPERATIONS

If our common stock is delisted by the American Stock Exchange, the market liquidity of our common stock would likely be negatively affected, which may make it more difficult for holders of our common stock to sell their securities in the open market. Additionally, if we were delisted from the American Stock Exchange, then public perception of the value of our common stock could be materially adversely affected and any additional financing may become difficult to obtain. You could lose your investment an we could face greater difficulty raising capital necessary for our continued operations.

IF OUR COMMON STOCK BECOMES SUBJECT TO PENNY STOCK RULES, YOU MAY HAVE GREATER DIFFICULTY SELLING YOUR SHARES

The Securities Enforcement and Penny Stock Reform Act of 1990 applies to stock characterized as "penny stocks," and requires additional disclosure relating to the market for penny stocks in connection with trades in any stock defined as a penny stock. The SEC has adopted regulations that generally define a penny stock to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. The exceptions include equity securities listed on a national exchange or equity securities issued by an issuer that has:

         - net tangible assets of at least $2,000,000, if the issuer has bee in continuous operation for at least three years;

         - net tangible assets of at least $5,000,000, if the issuer has been in continuous operation for less than three years; or

         - average annual revenue of at least $6,000,000 for the last three years.

Unless an exception is available, the regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the associated risks.

If our common stock is delisted from the American Stock Exchange, then trading in the common stock will be covered by Rules 15g-1 through 15g-6 and 15g-9 promulgated under the Securities Exchange Act. Under those rules, broke-dealers who recommend such securities to persons other than their established customers and institutional accredited investors must make a special written suitability determination for the purchaser and must have received the purchaser's written agreement to a transaction prior to sale. These regulations would likely limit the ability of broker-dealers to trade in our common stock and thus would make it more difficult for purchasers of common stock to sell their securities in the secondary market. The market liquidity for the common stock could be severely affected.

IF WE DO NOT SUCCESSFULLY INTEGRATE ANY FUTURE ACQUISITION, WE MAY INCUR UNEXPECTED COSTS AND DISRUPTIONS TO OUR BUSINESS.

The Company's new management has stated that one of its goals is to increase shareholder value by seeking to acquire companies that earn profits from current operations and will generate cash flow to Eurotech. You risk that we may not be able to find or attract suitable candidates for such an acquisition. If such a suitable candidate is located, you risk that we may not be able to successfully negotiate and finalize the acquisition. In addition, if such a company is located and an acquisition finalized, you risk that the business of such company may be substantially different from the business Eurotech is currently engaged in. The business purpose and capital structure of Eurotech may change significantly as a result of such an acquisition. We may incur a variety of costs to engage in future acquisitions of companies and the anticipated benefits of those acquisitions may never be realized. Managing any future acquisition of companies, products or technologies will entail numerous operational and financial risks and strains, including:

         -        exposure to unknown liabilities of acquired companies;

         -        higher than expected acquisition and integration costs;

         - difficulty and cost in combining the operations and personnel of acquired businesses with our operations and personnel;

         - disruption of our business and diversion of our management's time and attention to integrating or completing the development or commercialization of our technologies or any acquired technologies;

         - impairment of relationships with key customers of acquired businesses due to the changes in management and ownership;

         -        inability to retain key employees of acquired businesses; and

         - increased amortization expenses if an acquisition results in significant goodwill or other intangible assets or potential write-downs of goodwill and other intangible assets due to impairment of the assets.

         We cannot guarantee that we will be able to successfully integrate any business, products, technologies or employees that we might acquire in the future, and our failure to do so could harm our business.

DESPITE THE PROTECTION AFFORDED BY THE PRICE-ANDERSON ACT, WE FACE UNKNOWN ENVIRONMENTAL LIABILITY RISKS AND WE DON'T CARRY ENVIRONMENTAL LIABILITY INSURANCE; THE SUCCESSFUL ASSERTION AGAINST US OF ENVIRONMENTAL LIABILITY COULD PUT US OUT OF BUSINESS.

Our radioactive containment material technology is subject to numerous national and local laws and regulations relating to the storage, handling, emission, transportation and discharge of materials of that type, and the use of specialized technical equipment in the processing of that type of material. Since 1957, the Price-Anderson Act has limited the risk exposure to government nuclear contractors by ensuring the availability of a large pool of funds to provide prompt and orderly compensation of members of the public who incur damages from a nuclear or radiological incident no matter who might be liable. The Price-Anderson Act covers all licensed nuclear power plants; research and test reactors; enrichment facilities; and contracts entered by the Department of Energy. The same protection available for a covered licensee or contractor extends through indemnification to any persons who may be legally liable, regardless of their identity or relationship to the licensed activity. The Act is up for renewal in August 2002. If the Price-Anderson Act is not renewed, we would face increased environmental liability risk. There is always the risk that our containment material might fail to perform as expected or be mishandled, or that there might be equipment or technology failures; the failures could result in significant claims for personal injury, property damage, and clean-up or remediation. Any claims against us could have a material adverse effect on us. We do not presently carry any environmental liability insurance, and we may be required to obtain insurance like that in the future in amounts that we can't presently determine. Environmental liability insurance, even if obtained, may not provide coverage against all claims, which might be greater than any coverage that we might obtain. Thus, the successful assertion of environmental liability could put us out of business.

WE MAY BE SUBJECT TO SIGNIFICANT COMPETITION AND THE EXISTENCE OR DEVELOPMENT OF PREFERRED TECHNOLOGIES, WHICH MAY KEEP US FROM SELLING OUR PRODUCTS AND TECHNOLOGIES AT A PROFIT OR AT ALL.

Any one or more other enterprises not presently known to us may develop technologies or products that are as good as or superior to ours, significantly underprice our products and technologies, or more successfully market existing or new competing products and technologies. In the near term, we project that the primary markets for our products and technologies will be principally chemical manufacturing companies and radioactive contamination containment, remediation and transportation organizations. Similarly, we expect mid-term markets to continue in these industries. We have limited experience in marketing our products and technologies. In addition to direct sales of some of our products, we intend to rely on licenses to and joint ventures with major international chemical and other companies for the marketing and sale of our technologies. In contrast, other private and public sector companies and organizations have substantially greater financial and other resources and experience than we do. Competition in our business segments is typically based on product recognition and acceptance, price, and marketing and sales expertise and resources.

OUR PROPRIETARY TECHNOLOGY AND PATENTS MAY NOT GIVE US ADEQUATE PROTECTION, SO THAT OTHERS MAY BE ABLE TO DEVELOP SIMILAR TECHNOLOGIES OR MAY NOT ALLOW US TO APPLY OUR TECHNOLOGIES, EITHER AT ALL OR WITHOUT PAYING LICENSE FEES.

On March 23, 1999, EAPS, the Russian organization from which we obtained the license for the EKOR technology, received a patent on the process for the manufacture of the EKOR compound from the U.S. Patent and Trademark Office, Patent No. 5,886,060. Additionally, we have received a second patent for the manufacture of the EKOR compound, Patent No. 6,271,271. We also own U.S. Patent No. 4,922,467 for AcousticCoreTM technology, U.S. Patent No. 6,120,905 for the HNIPU technology, U.S. Patent No. 6,303,683 for Liquid Ebonite Material technology, and U.S. Patent No. 5,880,203 for Polydine Urethane Adhesives. There are pending patent applications for the ElectroMagnetic Radiography technology and the powdered metallurgy technology. Foreign patent protection has been sought for the Hypocorr technology and continuous combustion synthesis technology. Nevertheless, there are risks that:

o one or more of our pending or future patent applications will not be approved,

o we may not be able to develop any additional proprietary technology that is patentable,

o patents that are issued to us will not provide us with competitive advantages,

o        patents, if obtained, may be successfully challenged by third parties,

o patents of others may have an adverse effect on our ability to conduct our business, and

o        one or more of our technologies may infringe on the patents of others.

Many entities, including some developing technologies similar to ours, now have and may in the future obtain patents and other intellectual property rights that cover or affect products or services directly or indirectly related to those that we offer. In general, if a court determines that one or more of our products infringes on intellectual property held by others, we would be required to cease infringes on intellectual property held by others, we would be required to cease developing or marketing those products, to obtain licenses to develop and market those products from the holders of the intellectual property, or to redesign those products in such a way as to avoid infringing the patent claims. If a competitor holds intellectual property rights, the entity might be predisposed to exercise its right to prohibit our use of its intellectual property in our products and services at any price, thus impacting our competitive position.

We cannot assure you that we are aware of all patents and other intellectual property rights that our products may potentially infringe. In addition, patent applications in the United States are confidential until the Patent and Trademark Office issues a patent and, accordingly, we cannot evaluate the extent to which our products may infringe claims contained in pending patent applications. Further, it is often not possible to determine definitively whether a claim of infringement is valid, absent protracted litigation, which we may not have the resources to pursue.

We cannot estimate the extent to which we may be required in the future to obtain licenses with respect to patents held by others and the availability and cost of any such licenses. Those costs, and their impact on the net income we might receive could be material. Damages in patent infringement cases can also include a tripling of actual damages in certain cases. To the extent that we are required to pay royalties to third parties to whom we are not currently making payments, these increased costs of doing business could negatively affect our liquidity and operating results.

In addition, there may be entities developing and marketing technologies which infringe on patents and intellectual property rights held by us. Patent infringement claims are protracted and costly. We may not have the resources to adequately protect our intellectual property. Any expenditures to pursue intellectual property rights by us could negatively affect our ability to market and develop our existing technologies.

We also rely on trade secrets, proprietary know-how and technology that we seek to protect, in part, by confidentiality agreements with our prospective working partners and collaborators, employees and consultants. There is always the risk that these agreements will be breached, that we might not have adequate remedies for any breach, or that our trade secrets and proprietary know-how will otherwise become known or be independently discovered by others.

THE PRICE OF OUR COMMON STOCK MAY FLUCTUATE WIDELY AS A RESULT NET LOSSES AND OUR NOT HAVING AS YET GENERATED ANY REVENUES FROM OPERATIONS, AND THUS YOU MAY FIND IT DIFFICULT TO SELL YOUR SHARES AT A PRICE CLOSE TO THE PRICE OF THE LAST PREVIOUS SALE.

An investor in our shares may not be able to sell them at a price close to the price of the last previous sale. This is because the market is relatively illiquid. Since September 1, 2000, when our shares became listed and began to trade on the American Stock Exchange, the average daily trading volume has been 213,941 shares and actual sale prices have fluctuated between a low of $.22 and a high of $6.125. In the year ending December 31, 2001, actual sale prices have fluctuated between a low of $.25 and a high of $2.75. Prices for our common stock will be influenced by many factors, including not only the depth and liquidity of the market for the common stock but also investor perception of us and our products, general economic and market conditions, and the fact that to date we have incurred losses and not generated any significant operating revenues. The market price of our common stock may also be significantly influenced by factors such as the announcement of new projects by us or our competitors and quarter-to-quarter variations in our results of operations. In addition, the perceived risk associated with the possible sale of a large number of our common stock at prices discounted as they are pursuant to the Private Equity Agreement and the repricing rights associated with the Woodward financings, creates a market overhang which could cause some of our shareholders to sell their stock, thus causing the price of our common stock to decline. In addition, anticipated downward pressure on our stock price due to actual or anticipated sales of stock from this market overhang could cause some institutions or individuals to engage in short sales of our common stock, which may itself cause the price of our stock to decline.

ENVIRONMENTAL REGULATION IN VARIOUS COUNTRIES MAY PREVENT THE COST-EFFECTIVE APPLICATION OF SOME OR ALL OF OUR TECHNOLOGIES.

The manufacture, transport and application of our EKOR technology and our other technologies and products incorporating these technologies are subject to U.S. and foreign environmental safety laws and regulations pertaining to the containment and remediation of radioactive contamination and the toxicity of materials used and the manufacture, transport and application of other materials. Even if a material is certified for specific applications in a particular country, it may not be certified for other applications, and it is possible that one or more countries may in the future adopt more stringent standards that could materially increase our cost of producing and using the EKOR compound, or prevent its use altogether, or could prevent or make prohibitively expensive the application of some or all of our other technologies.

WE ARE DEPENDENT ON KEY PERSONNEL AND CONSULTANTS, THE LOSS OF THE SERVICES OF SOME OF WHOM COULD DELAY THE IMPLEMENTATION OF OUR PROGRAM.

We are substantially dependent upon the services of our full-time executive employees and our consultants, each of whom performs a distinct business function, such as heading one of our divisions, sales to a discreet potential market, engineering supervision, or general management. The loss of the services of any one of these executive employees or consultants could delay the implementation of our program until such persons are adequately replaced. We do not have key man insurance.

RISKS RELATING TO OUR INTERESTS IN ISRAEL

Even though a majority of our current developmental efforts are not focused on our Israel-based subsidiaries, due to the current political and military developments, we believe that there are certain risks relating to our limited operations in Israel. Some of these risks include:

         - Any future armed conflicts or political instability in the region would likely negatively affect local business conditions and harm our research and development and commercialization efforts regarding our technologies in Israel;

         - Our research and development and commercialization efforts regarding our technologies in Israel may be negatively affected by the obligation of personnel or consultants of our affiliated Israeli companies to perform military service, where reservists may be called to duty in emergency situations; and

         - There might be changes to the policies underlying the grants our affiliated Israeli companies have received from the Law for the Encouragement of Capital Investments, 1959 Government of Israel through the Office of the Chief Scientist of the Ministry of Industry and Trade, or Chief Scientist.

         - Certain of our Israel-based technologies are based and primarily dependent on the efforts of Dr. Figovsky. If Dr. Figovsky were to cease his association with our affiliated Israeli companies or if Dr. Figovsky were to die or become incapacitated, this might have an adverse affect on the research and development and commercialization of certain of our technologies.

THERE ARE SPECIFIC RISKS ASSOCIATE WITH THE ANTICIPATED DEVELOPMENT OF THE ACOUSTIC CORE(TM)TECHNOLOGY FOR REMOTE SENSING OF HAZARDOUS AND EXPLOSIVE MATERIALS

Currently, the Company has submitted proposals to an agency of the U.S. Government in response to a call for new technologies to address homeland security needs. The Company has submitted demonstrations of the technology's capability of non-intrusively detecting explosive material within containers, but the Company has not yet developed a finished product which can be manufactured and sold. There can be no guarantee that such a product can ever be developed at all or, if developed, will be accepted or successfully brought to market. Nor can there be any guarantee that the Company will be able to license or otherwise find a way to profitably use the Acoustic Core(TM) technology.

Additionally, if a product utilizing the Acoustic Core(TM) technology to screen for explosives failed to detect explosives, we could be exposed to product liability claims which might not be covered by insurance. The cost of defending such a claim could be significant and we might not have the resources to defend against such a claim. The cost of defending such a claim or an adverse determination could cause the Company to go out of business.

              PRIVATE EQUITY AGREEMENT WITH JENKS & KIRKLAND, LTD.

         On February 22, 2002, we entered into a financing agreement with J&K, providing for the potential future issuance and sale of shares of our common stock. The agreement is referred to in this prospectus as the "Private Equity Agreement." The following description of the Private Equity Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the Private Equity Agreement, which we have included as an exhibit to a prior filing on Form 8K, which is incorporated herein by reference.

         Pursuant to the Private Equity Agreement, the Company, at its option, can sell to J&K up to $10 million of its common shares over a period of two years. Upon payment into escrow according to the Private Equity Agreement, the Company will issue shares of common stock and deliver the same into escrow. The right to require J&K to purchase shares of our common stock pursuant to the Private Equity Agreement is referred to in this prospectus as a "Put." The common shares to be sold must be registered. Each sale is limited to a maximum Put amount which is the lesser, with respect to any Put, of (1) the lesser of
(a) One Million Dollars ($1,000,000), or (b) two hundred (200%) percent of the weighted average volume on the primary exchange (currently the American Stock Exchange) for the twenty (20) trading days immediately preceding the Put notice date, (2) the maximum amount of common stock that may be issued without the approval of the Company's shareholders according to the rules and regulations of the primary exchange, or (3) a limitation specified in the agreement, which limits the aggregate number of common stock owned by J&K to less than 9.9% of the total issued and outstanding shares of Eurotech common stock and is subject to various other limitations and restrictions. In addition, the Private Equity Agreement provides for a "trading cushion" which provides for a minimum of 15 trading days between Put dates.

         The initial sale price of the common stock is based on 90% of the weighted average of the lowest three days closing prices of our common stock during the 10 trading days immediately following the Put notice date. In addition to the Put shares, the Company shall issue to J&K a certain number of shares of common stock of the Company, if the Company exercises its right to declare a Blackout Period (during which J&K may not sell or offer to sell its shares of common stock of the Company registered pursuant to this prospectus) upon the occurrence of a potential material event affecting the Company and a corresponding decrease in the bid price of the shares of common stock of the Company on the day following such exercise. The number of shares to be issued will be based upon the number of Put shares held by J&K, the decreased bid price and the number of remaining Put shares not held by J&K. We are under no obligation to issue any minimum number of Put requests. However, if we do not sell to J&K at least $1,000,000 worth of common stock pursuant to the Private Equity Agreement, we will be obligated to issue to J&K a warrant to purchase 50,000 shares of common stock at $0.35 per share.

NECESSARY CONDITIONS BEFORE WE MAY ISSUE A PUT NOTICE AND J&K IS OBLIGATED TO PURCHASE OUR SHARES

         The following conditions must be satisfied before we may issue a Put notice and J&K is obligated to purchase the shares of common stock that we wish to sell:

         - a registration statement covering the resale of shares of our common stock purchased under the Private Equity Agreement must have been declared effective by the SEC and must remain effective as of each date on which a closing of a purchase and sale of shares occurs;

         - neither we nor J&K can have received notice that the SEC has issued or intends to issue a stop order or has otherwise suspended or withdrawn the effectiveness of the registration statement or has threatened or intends to do so;

         - our representations and warranties to J&K contained in the Private Equity Agreement must be true and correct in all material respects as of the date they have been made and on each date we issue a Put notice, if not specified otherwise in the representation;

         - we must have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by the Private Equity Agreement and the related registration rights agreement between us and J&K and we must not be in default under any of those agreements;

         - no statute, rule, regulation, executive order, decree, ruling or injunction may be in effect and no proceeding may have been commenced which affects any of the transactions contemplated by the Private Equity Agreement;

         - since the date of filing of the Company's most recent SEC document, no event that had or is reasonably likely to have an effect on the business, operations, properties, prospects or financial condition of the Company that is material and adverse to the Company or to the Company and such other entities controlling or controlled by the Company, taken as a whole, and/or any condition, circumstance, or situation that would prohibit or otherwise materially interfere with the ability of the Company to enter into and perform its obligations under the Private Equity Agreement or the Registration Rights Agreement can have occurred;

         - for the twenty (20) trading days immediately preceding the Put notice date, the value of the weighted average volume of our common stock on the principal market for our common stock must exceed $50,000;

         - the trading of our common stock must not have been suspended by the SEC, the principal market for our common stock or the National Association of Securities Dealers and the common stock must be approved for listing or quotation and must not have been delisted;

         - we must not have any knowledge of any event that could reasonably be expected to cause the registration statement to become suspended and is likely to occur within the valuation period following the Put notice;

         - the maximum number of shares is limited to the maximum amount of common stock that may be issued without the approval of the Company's shareholders as required by the listing agreement of the principal market on which Eurotech's common stock is listed;

         - the maximum number of shares that we might sell under such Put notice must not cause the total number of all common shares held by J&K to exceed 9.9% of our total shares outstanding on the date of each closing; and

         - our outside counsel must have delivered an opinion letter on the date of each closing and in the form specified in the Private Equity Agreement.

ADDITIONAL COVENANTS UNDER THE PRIVATE EQUITY AGREEMENT:

         We have further agreed with J&K under the Private Equity Agreement:

         - not to disclose any material nonpublic information to J&K without disclosing the information to the public, unless we identify this information as material nonpublic information and give J&K an opportunity to accept or refuse the information;

         - to file all reports required by the SEC under the Securities Exchange Act of 1934, as amended, referred to in this prospectus as the "Exchange Act" and not terminate our status an issuer required to file reports under the Exchange Act;

         - not to enter into, without J&K's consent, any offer or sale of our common stock during the 60 days prior to or subsequent to each Put closing date with any third party pursuant to a transaction which permits the sale of our common stock, or common stock equivalents, below the average bid price of our common stock on the principal market for our common stock for the three trading days prior to the closing of any Put; and

         - to issue, and have issued, a press release describing the material terms of the Private Equity Agreement as soon as practicable following the closing date, to file a Current Report on Form 8-K with the SEC and not to make any other public disclosure related to the Private Equity Agreement without consent by J&K if not required by law.

REMEDIES FOR CERTAIN BREACHES AND TERMINATION OF THE PRIVATE EQUITY AGREEMENT

         If we fail to deliver the appropriate number of shares to J&K on the applicable closing date of such sale, we will be obliged to reimburse J&K for any expenses, including brokerage commissions, in connection with J&K being required to purchase shares of our common stock in the open market to cover sales of our common stock made by J&K on such date. In addition, if we fail to deliver the appropriate number of shares as described above, we will also be obliged to pay a late penalty to J&K of $100 a day for the first 10 days late, and $200 for each day late after 10 days for each $10,000 of the amount invested pursuant to the Put notice by J&K. If we fail to satisfy any of the conditions precedent to our right to deliver a Put notice, J&K is not obliged to purchase any shares of our common stock until such conditions are fully satisfied.

         The Private Equity Agreement will automatically terminate upon the earlier of the sale of shares of our common stock having an aggregate purchase price of $10,000,000, the date the agreement is terminated by either party or two years after the effective date of the registration statement of which this prospectus forms a part. In addition, J&K may elect to terminate the Private Equity Agreement on three trading days written notice in the event that any of the following events occur:

         - there is a stop order or suspension for an aggregate of 30 trading days during the term of the Private Equity Agreement for any reason, other than deferrals or suspension during a permitted blackout period, as a result of corporate developments that would require the registration statement, of which this prospectus forms a part, to be amended to reflect such event in order to maintain its compliance with the disclosure requirements of the Securities Act of 1933, as amended, referred to in this prospectus as the "Securities Act;"

         - our common stock shall cease to be listed on any principal market, as defined in the Private Equity Agreement, for a period of more than 30 days;

         - our common stock shall cease to be listed under Section 12(g) or 12(b) of the Exchange Act for a period of more than 30 days; or

         - our corporate existence shall have been suspended for a period of more than 30 days.

LIMITED GRANT OF REGISTRATION RIGHTS

         We granted registration rights to J&K to enable it to resell the shares of common stock it purchases under the Private Equity Agreement pursuant to the registration statement of which this prospectus forms a part. In connection with these registration rights, we agreed to indemnify J&K and each person who controls J&K against specified liabilities, including liabilities under the Securities Act, arising out of any untrue statement or alleged untrue statement of a material fact contained in this prospectus or the registration statement of which this prospectus forms a part, or the omission or alleged omission of a material fact necessary to make the statements in this prospectus or the registration statement, or required to be stated in this prospectus or the registration statement, or necessary to make the statements in this prospectus and the registration statement not misleading, except to the extent the losses are based on information furnished to us in writing by J&K for use in the registration statement. J&K has agreed to indemnify us and our affiliates against any losses to the same extent as the foregoing indemnity, but only to the extent the losses relate to information furnished to us in writing by J&K for use in the registration statement.

         We agreed to use our commercially reasonable efforts to file, as necessary, one or more post-effective amendments to the registration statement to describe any material information with respect to the plan of distribution not previously disclosed in this prospectus or any material change to the information in this prospectus. This obligation may include, to the extent required under the Securities Act, that a supplemental prospectus be filed, disclosing:

-        the name of any broker-dealers;

-        the price at which the common stock is to be sold;

- the commissions paid or discounts or concessions allowed to broker-dealers, where applicable;

- that broker-dealers did not conduct any investigation to verify the information set forth or incorporated by reference in this prospectus, as supplements; and

-        any other facts material to the transaction.

         We must notify J&K of certain events affecting the registration of the shares of common stock hereunder, including notifying them if this prospectus contains an untrue statement of a material fact or omits to state a material fact required to be stated to make the statements in this prospectus not misleading. Our registration rights agreement with J&K permits us to restrict the resale of the shares of common stock J&K has purchased from us under the Private Equity Agreement for a period of time sufficient to permit us to amend or supplement this prospectus to include material information.

         We agreed to keep the registration statement current and effective until the earlier of (a) the date that is eighteen (18) months after the last Put closing date under the Private Equity Agreement, (b) the date when the Investor may sell all the registrable securities pursuant to the registration rights agreement under Rule 144(k) without volume limitations, or (c) the date J&K no longer owns any of the registrable securities pursuant to the registration rights agreement.

         In addition, we have agreed to take certain actions to facilitate the sale by J&K of the shares purchased under the Private Equity Agreement pursuant to Rule 144 of the Securities Act, including:

         - maintaining the registration of our common stock under Section 12 of the Exchange Act;

         - filing all reports required under the Securities Act and Exchange Act; and

         - taking such further action as J&K may reasonably request to enable it to sell the shares covered by this prospectus without registration under Rule 144.

EXPENSES OF THE OFFERING

         We have agreed to bear all reasonable expenses, not including underwriting discounts and commissions to J&K, incurred in connection with the preparation and filing of the registration statement of which this prospectus is a part, including, without limitation, all registration, listing and qualification fees, printers and accounting fees, the fees and disbursements of counsel for the Company and a fee for counsel for J&K.

OUR PRIVATE EQUITY AGREEMENT AND OTHER TRANSACTIONS MAY RESULT IN DILUTION AND A DECLINE IN THE PRICE OF OUR COMMON STOCK.

         Under the Private Equity Agreement with J&K, we may, subject to certain conditions, sell to J&K up to $10 million of our common stock from time to time over a period of two years beginning on the effectiveness of the registration statement of which this prospectus forms a part. The number of shares and price per share will depend on the market price and trading volume of our common stock during the applicable ten-day period immediately following delivery of a Put notice. The sale of common stock pursuant to the Private Equity Agreement will have a dilutive effect on the percentage ownership of our existing shareholders. Subsequent sales of these shares in the open market by J&K may also have the effect of lowering our stock price, thereby increasing the number of shares issuable under the Private Equity Agreement (should we choose to sell additional shares to J&K) and consequently further diluting our outstanding shares. These sales could have an immediate adverse effect on the market price of the shares and could result in dilution to the holders of our shares.

         The perceived risk associated with the possible sale of a large number of our common stock at prices discounted as they are pursuant to the Private Equity Agreement and the repricing rights associated with the Woodward financings, creates a market overhang which could cause some of our shareholders to sell their stock, thus causing the price of our common stock to decline. In addition, anticipated downward pressure on our stock price due to actual or anticipated sales of stock from this market overhang could cause some institutions or individuals to engage in short sales of our common stock, which may itself cause the price of our stock to decline.

                                 USE OF PROCEEDS

         J&K is offering these shares for their own accounts. We will not receive any proceeds from their sale. Some of the shares that may be offered are currently unissued shares that J&K may acquire upon the exercise of a warrant. If, pursuant to the Private Equity Agreement, we do not request J&K to purchase at least a minimum amount of $1,000,000, we will be obliged to issue a warrant to J&K to purchase 50,000 shares of our common stock at $0.35 per share. If the warrant is ever issued and exercised, we would receive the proceeds, of up to $17,500, of such warrant exercise. We would use these proceeds, if any, for working capital. Under the Private Equity Agreement, we have the right, from time to time, to require J&K to purchase up to an aggregate of $10,000,000 of our common stock over a period of two years. We will use any of the proceeds we receive from the sale of our common stock to J&K, as described above, for working capital purposes to pay for ongoing operating expenses and corporate development.

                               SELLING SHAREHOLDER

JENKS & KIRKLAND, LTD.

         J&K is offering for resale up to $10,000,000 worth of our common stock that it may acquire under the Private Equity Agreement. J&K is an entity organized and existing under the laws of the Commonwealth of the Bahamas. As of May 14, 2002, J&K owned no shares of our common stock. Other than its obligation to purchase common stock under the Private Equity Agreement, J&K has no other commitments or arrangements to purchase or sell any of our securities, and there have been no business relationships between J&K an the Company or any of our affiliates within the past three years. Assuming that J&K sells all of the shares of common stock that it may acquire under the Private Equity Agreement and does not otherwise acquire shares of our common stock, it will not own any shares of our common stock after the offering.

                              PLAN OF DISTRIBUTION

         Once the registration statement of which this prospectus is part becomes effective, the common stock covered by this prospectus may be offered and sold from time to time by J&K or its pledgees, donees, transferees or successors in interest. Such sales may be made on the American Stock Exchange or otherwise, at prices and under terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The Shares may be sold by any means permitted under law, including one or more of the following:

         - a block trade in which a broker-dealer engaged by J&K will attempt to sell the common stock covered by this prospectus as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

         - purchases by a broker-dealer as principal and resale by such broker-dealer for its account under this prospectus;

         - a distribution in accordance with the rules of the American Stock Exchange;

         - ordinary brokerage transactions in which the broker solicits purchasers; and

         -    privately negotiated transactions.

         In effecting sales, broker-dealers engaged by J&K may arrange for other broker-dealers to participate in the resales.

         In connection with distributions of the common stock covered by this prospectus or otherwise, J&K may enter into hedging transactions with broker-dealers. In connection with such transactions, broker-dealers may engage in short sales of the common stock covered by this prospectus in the course of hedging the positions they assume with J&K. J&K may also sell short and redeliver the common stock covered by this prospectus to close out such short positions. J&K may also enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the common stock covered by this prospectus, which the broker-dealer may resell or otherwise transfer under this prospectus. J&K may also loan or pledge the common stock registered hereunder to a broker-dealer and the broker-dealer may sell the shares so loaned or upon a default the broker dealer may effect sales of the pledged shares pursuant to this prospectus.

         All costs, expenses and fees in connection with the registration of the common stock covered hereunder will be borne by us. Commissions and discounts, if any, attributable to the sales of the common stock covered by this prospectus will be borne by J&K. J&K may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the common stock covered by this prospectus against certain liabilities, including liabilities arising under the Securities Act.

         J&K is not obligated to sell any or all of the common stock covered by this prospectus.

         In order to comply with the securities laws of certain states, the common stock will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, the sale and issuance of common stock may be subject to the notice filing requirements of certain states. In addition, we will make copies of this prospectus available to J&K and have informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the common stock offered hereby. J&K must furnish each broker which offers common stock covered by this prospectus with the number of copies of this prospectus and any prospectus supplement that the broker requires.

         The SEC views equity line financing arrangements like the Private Equity Agreement as an indirect primary offering. The SEC considers J&K an underwriter as well as a selling stockholder. Pursuant to the Private Equity Agreement, we have the right to require J&K, to purchase our common stock, from time to time, pursuant to a Put. The price J&K will pay for our common stock is based on 90% of the lowest three days closing prices of our common stock during the 10 trading days immediately following the Put notice date. J&K can then resell these shares at market prices pursuant to this prospectus. The difference between the price J&K pays us for our common stock pursuant to the Private Equity Agreement and the price at which they sell the common stock pursuant to this prospectus may be considered underwriting discounts or commissions.

         Any broker-dealers or agents that participate with J&K in sales of the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with sales in which they participate. If any broker-dealers or agents are deemed to be "underwriters," then any commissions they receive and any profit on the resale of the shares purchased by them may be considered to be underwriting commissions or discounts under the Securities Act.

         J&K and any other persons participating in the sale or distribution of the shares will be subject to liability under the federal securities laws and must comply with the requirements of the Securities Act and the Exchange Act and related rules and regulations, including Rule 10b-5 and Regulation M under the Exchange Act. These rules and regulations may limit the timing of purchases and sales by J&K or any other such person. Under these rules and regulations, J&K and such other persons that are "deemed engaged in a distribution":

         - may not engage in any stabilization activity in connection with shares of our common stock; stabilization means the placing of any bid, or the effecting of any purchase, for the purpose of pegging, fixing or maintaining the price of shares of our common stock. This may include over allotments of the shares of our common stock, which involve the sale by J&K and such other persons of more shares than we sold to them. This also includes bidding for or purchasing securities in the market;

         - may not engage in any passive market transactions in shares of our common stock; passive market making involves bidding for or purchasing shares of our common stock provided that the net purchases do not exceed specified levels as set forth in Rule 103 of Regulation M; and

         - may not bid for or purchase any shares of our common stock or attempt to induce any person to purchase any shares of our common stock other than as permitted by the Exchange Act.

         These restrictions may affect the marketability of the shares of our common stock offered by J&K.

                          DESCRIPTION OF CAPITAL STOCK

         Our authorized capital consists of 100,000,000 shares of common stock, par value $.00025 per share, and 5,000,000 shares of blank check preferred stock, par value $0.01 per share, of which 25,000 shares are designated as Series A 3% Convertible Preferred Stock. As of May 23, 2002, there were 72,378,675 outstanding shares of common stock, 20,000 outstanding shares of Series A 3% Convertible Preferred Stock and no other shares of preferred stock. Below is a summary description of the material provisions of our capital stock:

COMMON STOCK

         We are authorized to issue 100,000,000 shares of common stock. All the issued and outstanding shares of common stock are validly issued, fully paid and non-assessable. Each outstanding share of common stock has one vote on all matters requiring a vote of the stockholders. There is no right to cumulative voting; thus, the holders of fifty percent or more of the shares outstanding can, if they choose to do so, elect all of the directors. In the event of a voluntary or involuntary liquidation, all shareholders are entitled to a pro rata distribution after payment of liabilities and after provision has been made for each class of stock, having preference over the common stock. The holders of the common stock have no preemptive rights with respect to our offerings of shares of our common stock. Holders of common stock are entitled to dividends if, as and when declared by the Board out of the funds legally available therefor. It is our present intention to retain earnings, if any, for use in our business. Dividends are, therefore, unlikely in the foreseeable future.

SERIES A 3% CONVERTIBLE PREFERRED STOCK

         On February 1, 2002 the Company amended its Articles of Incorporation to designate 25,000 shares of its blank check preferred stock as "Series A 3% Convertible Preferred Stock" and to establish the preferences, conversion rights, voting powers, restrictions, limitation as to distributions, qualifications, and terms of redemption of the Preferred Stock.

         The Series A 3% Convertible Preferred Stock is non-voting stock convertible, at the option of the holder, into shares of common stock of the Company at $0.50 per share. The holders of Series A 3% Preferred Stock are entitled to receive dividends at a rate of three percent (3%) per annum of the liquidation preference of $100 per share, which are fully cumulative, prior and in preference to any declaration or payment of any dividend (payable other than in shares of common stock) or other distribution on the common stock of the Company. The dividends on the Series A 3% Convertible Preferred Stock accrue from the date of issuance of each share and are payable semi-annually on June 30 and December 30 of each year commencing on June 30, 2002. The dividends on the Series A 3% Convertible Preferred Stock are payable only when, as and if declared by the Board of Directors out of funds legally available therefor. Moreover, holders of the Series A 3% Convertible Preferred Stock are entitled to a preferred distribution in the event of a liquidation, dissolution or winding up.

BLANK CHECK PREFERRED STOCK

         Pursuant to our Articles of Incorporation, our Board is authorized to issue, without any action on the part of our shareholders, up to 5,000,000 shares of blank check preferred stock, par value $0.01 per share, of which 25,000 shares are designated as Series A 3% Convertible Preferred Stock. The Board has authority to divide the blank check preferred stock into one or more series and has broad authority to fix and determine the relative rights and preferences, including the voting rights of the shares of each series. The blank check preferred stock could be used as a method of discouraging, delaying or preventing a change in control of the Company or be used to resist takeover offers opposed by the management. For instance, the Board could create impediments to or frustrate persons seeking to take us over or otherwise gain control of us by causing shares of blank check preferred stock with voting or conversion rights to be issued to a holder or holders who might side with the Board in opposing a takeover bid that the Board determines not to be in our best interest. In addition, our ability to issue shares of blank check preferred stock with voting or conversion rights might be considered a threat to dilute the stock ownership that might be acquired by a person or entity that might consider making a takeover bid. We have no plans at this time to issue any new series of preferred shares, and have no knowledge of any person or entity considering a takeover bid.

TRANSFER AGENT

         The Transfer Agent for all the outstanding stock of the Company is Interwest Transfer Co., Inc., 1981 East Murray Holladay Road, Suite 100, Salt Lake City, Utah 84117, Phone 801-272-9294, Fax 801-277-3174.

                                  LEGAL MATTERS

         Certain legal matters relating to the issue and resale of the shares of common stock under this prospectus will be passed upon for Eurotech by Solomon Pearl Blum Heymann & Stich LLP, New York, New York. Solomon Pearl Blum Heymann & Sitch LLP was granted warrants on October 26, 2001 and March 14, 2002 to purchase an aggregate of up to 300,000 shares of common stock of the Eurotech. These shares are not being registered hereunder and are not contingent on the representation of Eurotech in connection with the preparation of any registration statement.

                                     EXPERTS

         Grassi & Co., CPAs, P.C., independent auditors, have audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2001, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the Registration Statement. Our financial statements are incorporated by reference in reliance on Grassi & Co., CPAs, P.C.'s report, given on their authority as experts in accounting and auditing.

        ADDITIONAL INFORMATION AND INFORMATION INCORPORATED BY REFERENCE

         We are subject to the informational reporting requirements of the Exchange Act and file reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the SEC's Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its Public Reference Room.

         The SEC allows us to "incorporate by reference" into this prospectus the information we have filed with the SEC. We incorporate by reference into this prospectus the information contained in the documents listed below, which is considered to be a part of this prospectus:

         - Our annual report on Form 10-K for the year ended December 31, 2001, which contains audited financial statements for the most recent fiscal year for which we have filed audited financial statements;

         - Our quarterly report on Form 10-Q for the quarter ended March 31, 2002, as filed with the SEC; and

         - Our Current Reports on Form 8-K dated and filed on the following dates: December 30, 2001 (filed with the SEC on January 25,
              2002); February 1, 2002 (filed with the SEC on March 1, 2002); February 22, 2002 (filed with the SEC on March 5, 2002); March 29, 2002 (filed with the SEC on March 29, 2002); and May 17, 2002 (filed with the SEC on May 17, 2002).

         We have filed with the SEC a registration statement on Form S-2 under the Securities Act to register under the Securities Act the common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement or in the exhibits to it, certain portions of which may have been omitted as permitted by the rules and regulations of the SEC. You may obtain from the SEC at its principal office in Washington, D.C. upon payment of the fees prescribed by the SEC a copy of any contract or other document referred to in this prospectus or in any document incorporated herein by reference that has been filed as an exhibit to the registration statement or such document.

         Our registration statement on Form S-2, including exhibits, as well as any reports, proxy statements and other information filed under the Exchange Act, can also be obtained electronically after we have filed them with the SEC through a variety of databases, including, among others, the SEC's Electronic Data Gathering, Analysis and Retrieval (EDGAR) program, Knight-Ridder Information, Inc., Federal Filings/Dow Jones and Lexis/Nexis. Additionally, the SEC maintains a Website (at http://www.sec.gov) that contains information regarding us.

         This prospectus is accompanied by a copy of our latest annual report on Form 10-K and latest quarterly report on Form 10-Q. The information in this prospectus should be read together with the information and financial statements (including notes thereto) that appear or will appear in the Form 10-K and the documents referred to above as incorporated herein by reference. This prospectus incorporates documents by reference that are not presented herein or delivered herewith on Form 10-K or Form 10-Q. These documents are available without charge, upon written or oral request by any person to whom this prospectus has been delivered, from the Secretary, Eurotech, Ltd., 10306 Eaton Place, Suite 220, Fairfax, Virginia 22030, (703) 352-4399 or by e-mail at eurotech@eurotechltd.com.

                               RECENT DEVELOPMENTS

         There have been no material developments with respect to Eurotech which have occurred since the end of the latest fiscal year for which certified financial statements were included in the latest Form 10-K and latest Form 10-Q.

     DISCLOSURE OF COMMISSION POSITION IN INDEMNIFICATION FOR SECURITIES ACT
                                  LIABILITIES.

         We have agreed to indemnify the selling shareholder and the officers, directors and each person who controls the selling shareholder against all losses, claims, damages, liabilities and expenses caused by:

         - any untrue or alleged untrue statement of material fact contained in the registration statement, this prospectus or any amendment or supplement to these documents;

         - any omission or alleged omission to state a material fact in the registration statement, this prospectus or any amendment or supplement to these documents that is required to be stated or necessary to ensure that the documents are not misleading; or

         - any violation or alleged violation by the Company of the Securities Act, the Exchange Act, any state securities law or any rule or regulation under the Securities Act, the Exchange Act or any state securities law.

         The selling shareholder will not be indemnified if the claims result from any written information furnished to us by the selling shareholder or if the selling shareholder fails to deliver a copy of this prospectus to a buyer.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling Eurotech pursuant to the foregoing provisions, Eurotech has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                                     PART II

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The following is an estimate of the expenses that we expect to incur specifically in connection with this registration. We will pay all of these expenses, and the selling shareholder will not pay any of them.


SEC Registration fee                                          $1,030.40
Printing and engraving expenses                               $10,000*
Legal fees and expenses                                       $25,000*
Accounting fees and expenses                                  $5,000*
Miscellaneous                                                 $969.60*
                                                              ---------
                  Total                                       $42,000

* Estimate, and subject to future contingencies.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our Articles of Incorporation provides that we shall, to the full extent permitted by Section 29-304 of the District of Columbia Business Corporation Act, as from time to time amended and in effect, indemnify any and all persons whom we have the power to indemnify under said section. Section 29-101.04(16), the successor to former Section 29-304 of the Business Corporation Act, grants to us the power to indemnify any and all of our directors or officers or former directors or officers or any person who may have served at our request as a director or officer of another corporation in which we own shares of capital stock or of which we are a creditor against expenses actually and necessarily incurred by them in connection with the defense of any action, suit or proceeding in which they, or any of them, are made parties or a party, by reason of being or having been directors or officers or a director or officer of ours, or of such other corporation, except in relation to matters as to which any such director or officer or former director or officer or person is adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of duty. Such indemnification is not deemed to be exclusive of any other rights to which those indemnified may be entitled, under any bylaw, agreement, vote of stockholders or otherwise. The foregoing provisions of our Articles of Incorporation may reduce the likelihood of derivative litigation against our directors and officers for breaches of their fiduciary duties, even though such action, if successful, might otherwise benefit us and our shareholders.

In addition, our Bylaws provide for the indemnification and exculpation of directors and officers. The specific provisions of the Bylaws related to indemnification and exculpation are as follows:

                                   ARTICLE VII
                                 INDEMNIFICATION

No director shall be liable to the corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director, except with respect to (1) a breach of the director's duty of loyalty to the corporation or its stockholders, (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) liability which may be specifically defined by law or (4) a transaction from which the director derived an improper personal benefit, it being the intention of the foregoing provision to eliminate the liability of the corporation's directors to the corporation or its stockholders to the fullest extent permitted by law. The corporation shall indemnify to the fullest extent permitted by law each person that such law grants the corporation the power to indemnify.

It is uncertain under District of Columbia law whether the foregoing Bylaw provision will be enforceable. We have obtained an officers' and directors' liability insurance policy that will indemnify officers and directors for losses arising from any claim by reason of a wrongful act under certain circumstances where we do not indemnify such officer or director, and will reimburse us for any amounts where we may by law indemnify any of our officers or directors in connection with a claim by reason of a wrongful act.

ITEM 16. EXHIBITS

         The Exhibits shown in the attached Exhibit Index are either filed herewith or incorporated herein by reference to such Exhibits filed with other documents, as indicated in that Exhibit Index.

ITEM 17. UNDERTAKINGS.

(a) RULE 415 OFFERING

The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

         (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

         (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

         (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any securities being registered which remain unsold at the termination of the offering.

(e) INCORPORATED ANNUAL AND QUARTERLY REPORTS

The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities and Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

(h) REQUEST FOR ACCELERATION OF EFFECTIVE DATE

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions summarized in response to Item 15, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted any such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it met all the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fairfax, Virginia, on May 24, 2002.

                                 EUROTECH, LTD.
BY: /S/TODD J. BROMS
   ----------------------
       TODD J. BROMS
       PRESIDENT AND CEO


POWER OF ATTORNEY

Know all men by these presents, that each person whose signature appears below constitutes and appoints Todd J. Broms his true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him and in his place and stead, in any and all capacities, to sign any and all further amendments to this Registration Statement and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:


         Person                                 Capacity                                Date
         ------                                 --------                                ----

/s/ Don V. Hahnfeldt             Chairman of the Board of Directors and           May 24, 2002
-------------------              Executive Vice-President
    Don V. Hahnfeldt


/s/ Chad A. Verdi                Vice-Chairman of the Board of Directors          May 24, 2002
-----------------
    Chad A. Verdi

/s/ Todd J. Broms                Director, Chief Executive Officer and            May 24, 2002
-------------------              President (principal executive officer)
    Todd J. Broms


/s/ Randolph A. Graves, Jr.      Director, Vice-President, Chief Financial        May 24, 2002
---------------------------      Officer and Corporate Secretary (principal
    Randolph A. Graves, Jr.      financial and accounting officer)


/s/ Leonid Khotin                Director                                         May 24, 2002
------------------
    Leonid Khotin


/s/ Simon Nemzov                 Director                                         May 24, 2002
----------------
    Simon Nemzow


/s/ Carey Naddell                Director                                         May 24, 2002
----------------
    Carey Naddell



                                                        EUROTECH, LTD.
                                                        EXHIBIT INDEX

------------------ ------------------------------------------------------------------------------------- --------------
                                                                                                         LOCATION
EXHIBIT NO.                                            DESCRIPTION                                       REFERENCE
------------------ ------------------------------------------------------------------------------------- --------------
1                  Not applicable
------------------ ------------------------------------------------------------------------------------- --------------
2                  Not applicable
------------------ ------------------------------------------------------------------------------------- --------------
4.1                Articles of Incorporation of Eurotech, Ltd. and amendment thereto                     1
------------------ ------------------------------------------------------------------------------------- --------------
4.2                Articles of Amendment adopted June 20, 2000 and corresponding Certificate of          9
                   Amendment dated June 21, 2000
------------------ ------------------------------------------------------------------------------------- --------------
4.3                Articles of Amendment to the Articles of Incorporation to state the terms of the      18
                   Series A 3% Convertible Preferred Stock dated February 1, 2002
------------------ ------------------------------------------------------------------------------------- --------------
5                  Opinion of Solomon Pearl Blum Heymann & Stich, LLP                                    *
------------------ ------------------------------------------------------------------------------------- --------------
10.1               License Agreement dated September 6, 1996 between Euro-Asian Physical Society and     1
                   ERBC Holding, Ltd
------------------ ------------------------------------------------------------------------------------- --------------
10.2               Sub-License Agreement dated September 16, 1996 between ERBC Holding, Ltd. and         1
                   Eurotech, Ltd.
------------------ ------------------------------------------------------------------------------------- --------------
10.3               EKOR Agreement dated as of May 15, 2000 between Euro-Asian Physical Society and       11
                   Eurotech, Ltd. Modifying the EKOR license
------------------ ------------------------------------------------------------------------------------- --------------
10.4               Agreement dated January 28, 1997 between Eurotech, Ltd. and Kurchatov Research        1
                   Holdings, Ltd.
------------------ ------------------------------------------------------------------------------------- --------------
10.5               Memorandum of Intent among Chernobyl Nuclear Power Plant, I. V. Kurchatov             1
                   Institute, Ukrstroj and Eurotech, Ltd.
------------------ ------------------------------------------------------------------------------------- --------------
10.6               Agreement dated December 10, 1996 between Ukrstroj and Chernobyl Nuclear Power Plant  1
------------------ ------------------------------------------------------------------------------------- --------------
10.7               Agreement dated December 11, 1996 among Ukrstroj, Eurotech, Ltd. and Euro-Asian       1
                   Physical Society
------------------ ------------------------------------------------------------------------------------- --------------
10.8               Technology Purchase Agreement between Eurotech, Ltd. and Oleg L. Figovsky             2
------------------ ------------------------------------------------------------------------------------- --------------
10.9               Technology Purchase Agreement between Eurotech, Ltd. and Oleg L. Figovsky             2
------------------ ------------------------------------------------------------------------------------- --------------
10.10              Technology Purchase Agreement between Eurotech, Ltd. and Oleg L. Figovsky             2
------------------ ------------------------------------------------------------------------------------- --------------
10.11               Agreement dated February 27, 2000 between Eurotech, Ltd. and Oleg L. Figovsky        7
                   (acquisition of the rights to 49% of net profits)
------------------ ------------------------------------------------------------------------------------- --------------
10.12              Preliminary EKOR (Component A)/Block Copolymer manufacturing licensing agreement      8
                   between Eurotech, Ltd. and NuSil Technology
------------------ ------------------------------------------------------------------------------------- --------------
10.13              Agency Contract dated May 19, 2000 between Eurotech, Ltd. and McPhee Environmental    9
                   Supply
------------------ ------------------------------------------------------------------------------------- --------------
10.14              McPhee Environmental Supply Cancellation dated March 14, 2001                         11
------------------ ------------------------------------------------------------------------------------- --------------
10.15              Share Purchase Agreement dated June 29, 2000 between Zohar Gendler and Eurotech,      9
                   Ltd. (Rademate Ltd.)
------------------ ------------------------------------------------------------------------------------- --------------
10.16              Share Purchase Agreement dated June 29, 2000 between Technion Entrepreneurial         9
                   Incubator Co., Ltd. and Eurotech, Ltd. (Rademate Ltd.)
------------------ ------------------------------------------------------------------------------------- --------------
10.17              Investment Agreement date July 23, 2000 between Sorbtech Ltd. and Eurotech, Ltd.      9
------------------ ------------------------------------------------------------------------------------- --------------
10.18              Investment Agreement entered into in May, 2000 between Amsil, Ltd. and Eurotech,      9
                   Ltd.
------------------ ------------------------------------------------------------------------------------- --------------
10.19              Form of Agreement among Eurotech, Ltd., V. Rosenband and C. Sokolinsky, and Ofek      2
                   Le-Oleh Foundation
------------------ ------------------------------------------------------------------------------------- --------------
10.20              Equity Sharing Agreement between the Company, V. Rosenband and C. Sokolinsky          2
------------------ ------------------------------------------------------------------------------------- --------------
10.21              Voting Agreement among Eurotech, Ltd., V. Rosenband and C. Sokolinsky                 2
------------------ ------------------------------------------------------------------------------------- --------------
10.22              Investment Agreement between Eurotech, Ltd. and Chemonol, Ltd.                        2
------------------ ------------------------------------------------------------------------------------- --------------
10.23              Equity Sharing Agreement between the Company and Leonid Shapovalov                    2
------------------ ------------------------------------------------------------------------------------- --------------
10.24              Voting Agreement between Eurotech, Ltd. and Leonid Shapovalov                         2
------------------ ------------------------------------------------------------------------------------- --------------
10.25              Agreement between Eurotech, Ltd. and Separator, Ltd.                                  2
------------------ ------------------------------------------------------------------------------------- --------------
10.26              Equity Sharing Agreement between Eurotech, Ltd. and Efim Broide                       2
------------------ ------------------------------------------------------------------------------------- --------------
10.27              Voting Agreement between Eurotech, Ltd. and Efim Broide                               2
------------------ ------------------------------------------------------------------------------------- --------------
10.28              Form of Agreement among Eurotech, Ltd., Ofek Le-Oleh Foundation and Y. Kopit          2
------------------ ------------------------------------------------------------------------------------- --------------
10.29              Equity Sharing Agreement among Eurotech, Ltd., Y. Kopit and V. Rosenband              2
------------------ ------------------------------------------------------------------------------------- --------------
10.30              Voting Agreement among Eurotech, Ltd., Y. Kopit and V. Rosenband                      2
------------------ ------------------------------------------------------------------------------------- --------------
10.31              Form of License Agreement between the Company and ERBC Holdings, Ltd.                 2
------------------ ------------------------------------------------------------------------------------- --------------
10.32              Cooperation Agreement between Eurotech, Ltd. and Forschungszentrum Julich GmbH        2
------------------ ------------------------------------------------------------------------------------- --------------

                                      II-4

------------------ ------------------------------------------------------------------------------------- --------------
10.33              Agreement among Eurotech, Ltd., Forschungszentrum Julich and two other entities for   6
                   the testing of EKOR in Germany
------------------ ------------------------------------------------------------------------------------- --------------
10.34              Letters of cancellation of German EKOR testing agreement                              11
------------------ ------------------------------------------------------------------------------------- --------------
10.35              Convertible Debenture Purchase Agreement among Eurotech, Ltd., JNC Opportunity        2
                   Fund, Ltd. and Diversified Strategies Fund, L.P.
------------------ ------------------------------------------------------------------------------------- --------------
10.36              Escrow Agreement among Eurotech, Ltd., JNC Opportunity Fund, Ltd. and Diversified     2
                   Strategies Fund, L.P. and Robinson, Silverman, Pearce, Aronsohn & Berman, LLP
------------------ ------------------------------------------------------------------------------------- --------------
10.37              Registration rights Agreement among Eurotech, Ltd., JNC Opportunity Fund, Ltd. and    2
                   Diversified Strategies Fund, L.P.
------------------ ------------------------------------------------------------------------------------- --------------
10.38              Form of 8% Convertible Debenture Due November 27, 2000 issued by Eurotech, Ltd. to    2
                   JNC Opportunity Fund, Ltd.
------------------ ------------------------------------------------------------------------------------- --------------
10.39              Form of 8% Convertible Debenture Due November 27, 2000 issued by Eurotech, Ltd. to    2
                   Diversified Strategies Fund, L.P.
------------------ ------------------------------------------------------------------------------------- --------------
10.40              Warrant No. 1 issued by Eurotech, Ltd. to JNC Opportunity Fund, Ltd.                  2
------------------ ------------------------------------------------------------------------------------- --------------
10.41              Warrant No. 2 issued by Eurotech, Ltd. to Diversified Strategies Fund, L.P.           2
------------------ ------------------------------------------------------------------------------------- --------------
10.42              Warrant No. 3 issued by Eurotech, Ltd. to Diversified Strategies Fund, L.P.           2
------------------ ------------------------------------------------------------------------------------- --------------
10.43              Convertible Debenture Purchase Agreement between Eurotech, Ltd. and JNC Opportunity   2
                   Fund, Ltd.
------------------ ------------------------------------------------------------------------------------- --------------
10.44              Escrow Agreement among Eurotech, Ltd., JNC Opportunity Fund, Ltd. and Robinson,       2
                   Silverman, Pearce, Aronsohn and Berman, LLP
------------------ ------------------------------------------------------------------------------------- --------------
10.45              Registration Rights Agreement between Eurotech, Ltd. and JNC Opportunity Fund, Ltd.   2
------------------ ------------------------------------------------------------------------------------- --------------
10.46              Form of 8% Convertible Debenture Due February 23, 2001 issued by Eurotech, Ltd. to    2
                   JNC Opportunity Fund, Ltd.
------------------ ------------------------------------------------------------------------------------- --------------
10.47              Warrant No. 3 issued by Eurotech, Ltd. to JNC Opportunity Fund Ltd.                   2
------------------ ------------------------------------------------------------------------------------- --------------
10.48              Debenture Purchase Agreement between Eurotech, Ltd and JNC Strategic Fund Ltd.        2
------------------ ------------------------------------------------------------------------------------- --------------
10.49              Form of 8% Convertible Debenture No.1 Due July 20, 2001 issued by Eurotech, Ltd. to   3
                   JNC Strategic Fund Ltd.
------------------ ------------------------------------------------------------------------------------- --------------
10.50              Form of 8% Convertible Debenture No.2 Due February 23, 2001 issued by Eurotech,       3
                   Ltd. to JNC Opportunity Fund, Ltd.
------------------ ------------------------------------------------------------------------------------- --------------
10.51              Warrant No. 4 issued by Eurotech, Ltd. to JNC Strategic Fund Ltd.                     3
------------------ ------------------------------------------------------------------------------------- --------------
10.52              Registration Rights Agreement issued by Eurotech, Ltd. to JNC Strategic Fund Ltd.     3
------------------ ------------------------------------------------------------------------------------- --------------
10.53              Amended and Revised 8% Convertible Debenture No.1 Due February 23, 2001issued by      3
                   Eurotech, Ltd. to JNC Opportunity Fund, Ltd.
------------------ ------------------------------------------------------------------------------------- --------------
10.54              Amended and Revised 8% Convertible Debenture No.2 Due July 20, 2001 issued by         3
                   Eurotech, Ltd. to JNC Strategic Fund Ltd.
------------------ ------------------------------------------------------------------------------------- --------------
10.55              Amended and Revised 8% Convertible Debenture No.13 Due November 27, 2000 issued by    3
                   Eurotech, Ltd. to JNC Opportunity Fund, Ltd.
------------------ ------------------------------------------------------------------------------------- --------------
10.56              Amended and Revised 8% Convertible Debenture No.14 due November 27, 2000 issued by    3
                   Eurotech, Ltd. to Diversified Strategies Fund, L.P.
------------------ ------------------------------------------------------------------------------------- --------------
10.57              Agreement dated February 25, 2000 regarding conversion price                          7
------------------ ------------------------------------------------------------------------------------- --------------
10.58              Agreement dated February 21, 2001 regarding extension of maturity                     11
------------------ ------------------------------------------------------------------------------------- --------------
10.59              Agreement between Eurotech, Ltd. and David Wilkes                                     3
------------------ ------------------------------------------------------------------------------------- --------------
10.60              Secured Promissory Note issued by Eurotech, Ltd. to JNC Strategic Fund Ltd.           3
------------------ ------------------------------------------------------------------------------------- --------------
10.61              Secured Promissory Note issued by Eurotech, Ltd. to David Wilkes                      3
------------------ ------------------------------------------------------------------------------------- --------------
10.62              Secured Promissory Note issued by Eurotech, Ltd. to David Wilkes                      3
------------------ ------------------------------------------------------------------------------------- --------------
10.63              Escrow Agreement among the Company, JNC Strategic Fund Ltd. and Encore Capital        3
                   Management, L.L.C.
------------------ ------------------------------------------------------------------------------------- --------------
10.64              Security Agreement by Eurotech, Ltd. in favor of JNC Strategic Fund Ltd. and David    3
                   Wilkes
------------------ ------------------------------------------------------------------------------------- --------------
10.65              Warrant issued by Eurotech, Ltd. to JNC Strategic Fund Ltd.                           3
------------------ ------------------------------------------------------------------------------------- --------------
10.66              Warrant issued by the Company to David Wilkes                                         4
------------------ ------------------------------------------------------------------------------------- --------------
10.67              Form of 8% Convertible Debenture Due Three Years from Original Issue Date issued by   4
                   Eurotech, Ltd. to JNC Strategic Fund Ltd.
------------------ ------------------------------------------------------------------------------------- --------------
10.68              Employment Agreement between Eurotech, Ltd. and Frank Fawcett                         4
------------------ ------------------------------------------------------------------------------------- --------------
10.69              Disengagement Agreement between Eurotech, Ltd. and Frank Fawcett                      6
------------------ ------------------------------------------------------------------------------------- --------------
10.70              Employment Agreement between Eurotech, Ltd. and Don V. Hahnfeldt                      4
------------------ ------------------------------------------------------------------------------------- --------------
10.71              Revised employment agreement between Eurotech, Ltd. and Don V. Hahnfeldt              6
------------------ ------------------------------------------------------------------------------------- --------------
10.72              Agreement dated September 9, 1999 between Eurotech, Ltd. and Peter Gulko              5
                   (acquisition of KRHL shares)
------------------ ------------------------------------------------------------------------------------- --------------

                                      II-5

------------------ ------------------------------------------------------------------------------------- --------------
10.73              Agreement dated as of November 30, 1999 between Eurotech, Ltd. and Kurchatov          6
                   Research Holdings, Ltd.
------------------ ------------------------------------------------------------------------------------- --------------
10.74               Agreement dated June 20, 2000 between Eurotech, Ltd. and Advanced Technology         9
                   Industries, Inc. (formerly Kurchatov Research Holdings, Ltd.)
------------------ ------------------------------------------------------------------------------------- --------------
10.75              Agreement dated as of December 15, 1999 between Eurotech, Ltd. and Spinneret          6
                   Financial Systems, Inc.
------------------ ------------------------------------------------------------------------------------- --------------
10.76              Common Stock Purchase Agreement dated December 31, 1999 between Eurotech, Ltd. and    6
                   Woodward LLC
------------------ ------------------------------------------------------------------------------------- --------------
10.77              Warrant issued by Eurotech, Ltd. to Woodward LLC on December 31, 1999                 6
------------------ ------------------------------------------------------------------------------------- --------------
10.78              Registration Rights Agreement dated December 31, 1999 between Eurotech, Ltd. and      6
                   Woodward LLC
------------------ ------------------------------------------------------------------------------------- --------------
10.79              Commitment Agreement ($22,000,000) between Eurotech, Ltd. and Woodward LLC            6
------------------ ------------------------------------------------------------------------------------- --------------
10.80              Escrow Agreement dated December 31, 1999 among Eurotech, Ltd., Woodward LLC and       6
                   Krieger & Prager
------------------ ------------------------------------------------------------------------------------- --------------
10.81              Lease Agreement between SMII FAIRFAX, LLC and Eurotech, Ltd dated August 30, 2000     20
------------------ ------------------------------------------------------------------------------------- --------------
10.82              Common Stock Purchase Agreement dated as of March 1, 2000 between Eurotech, Ltd.      8
                   and Woodward LLC
------------------ ------------------------------------------------------------------------------------- --------------
10.83              Common Stock Purchase Agreement dated as of April 24, 2000 between Eurotech, Ltd.     9
                   and Woodward LLC
------------------ ------------------------------------------------------------------------------------- --------------
10.84              Registration Rights Agreement dated as of April 17, 2000 between Eurotech, Ltd. and   9
                   Woodward LLC
------------------ ------------------------------------------------------------------------------------- --------------
10.85              Warrant issued by Eurotech, Ltd. to Woodward LLC on June 22, 2000                     9
------------------ ------------------------------------------------------------------------------------- --------------
10.86              Amendment Agreement dated June 29, 2000 between Eurotech, Ltd. and Woodward LLC,      9
                   amending April 24, 2000 Common Stock Purchase Agreement and Registration Rights
                   Agreement and December 31, 2000 Commitment Agreement
------------------ ------------------------------------------------------------------------------------- --------------
10.87              Amendment Agreement dated September 28, 2000 between Eurotech, Ltd. and Woodward      10
                   LLC, amending March 1, 2000 Common Stock Purchase Agreement
------------------ ------------------------------------------------------------------------------------- --------------
10.88              Modification Agreement dated as of February 28, 2001, amending March 1 and April      11
                   24, 2000 Common Stock Purchase Agreements
------------------ ------------------------------------------------------------------------------------- --------------
10.89              Common Stock Purchase Agreement as of March 30, 2001 between Eurotech, Ltd. and       12
                   Woodward LLC
------------------ ------------------------------------------------------------------------------------- --------------
10.90              Registration Rights Agreement dated as of March 30, 2001 between Eurotech, Ltd. and   12
                   Woodward LLC
------------------ ------------------------------------------------------------------------------------- --------------
10.91              Modification Agreement dated as of May 18, 2001, amending March 1, 2000, April 24,    13
                   2000, and March 30, 2001 Common Stock Purchase Agreements
------------------ ------------------------------------------------------------------------------------- --------------
10.92              Letter Agreement dated December 28, 2001 between Eurotech, Ltd. and Woodward LLC      18
------------------ ------------------------------------------------------------------------------------- --------------
10.93              Technology Transfer Agreement dated July 13, 2001, between Eurotech, Ltd., and        14
                   Trylon Metrics, Inc.
------------------ ------------------------------------------------------------------------------------- --------------
10.94              Amendment, dated October 3, 2001, to Technology Transfer Agreement dated July 13,     20
                   2001, between Eurotech, Ltd., and Trylon Metrics, Inc.
------------------ ------------------------------------------------------------------------------------- --------------
10.95              Technology Acquisition and Development Agreement related to Cypto.Com, Inc.           8
------------------ ------------------------------------------------------------------------------------- --------------
10.96              Agreement between Etelix, U.S. ("Etelix") and Crypto.Com ("Crypto")                   17
                   Dated as of December 30, 2001
------------------ ------------------------------------------------------------------------------------- --------------
10.97              Investment Banking Consulting Agreement dated January 15, 2001 between Eurotech,      11
                   Ltd. and Adolph Komorsky Investments, together with addendum thereto
------------------ ------------------------------------------------------------------------------------- --------------
10.98              Cancellation of Investment Banking Consulting Agreement dated March 30, 2001          12
                   between Eurotech, Ltd. and Adolph Komorsky Investments
------------------ ------------------------------------------------------------------------------------- --------------
10.99              Consulting Agreement as of January 18, 2001 between Eurotech, Ltd. and Davis          12
                   Manafort, Inc.
------------------ ------------------------------------------------------------------------------------- --------------
10.100             Second Consulting Agreement dated April 25, 2001 between Eurotech, Ltd. and Davis     12
                   Manafort, Inc.
------------------ ------------------------------------------------------------------------------------- --------------
10.101             Consulting Agreement dated March 23, 2001 between Eurotech, Ltd. and Robert           12
                   Tarini/ip Partners
------------------ ------------------------------------------------------------------------------------- --------------
10.102             Consulting Agreement dated April 25, 2001 between Eurotech, Ltd. and Harborstone      12
                   Financial Group, Inc.
------------------ ------------------------------------------------------------------------------------- --------------
10.103             Consulting Agreement dated October 22, 2001 between Eurotech, Ltd. and Race Rock      16
                   Design Partners
------------------ ------------------------------------------------------------------------------------- --------------
10.104             Modification and Conversion of $3,000,000 Principal Amount 8% Convertible             17
                   Debentures of Eurotech, Ltd., due February 23, 2002 dated January 9, 2002
------------------ ------------------------------------------------------------------------------------- --------------

                                      II-6

------------------ ------------------------------------------------------------------------------------- --------------
10.105             Securities Purchase Agreement as of February 1, 2002 between Eurotech, Ltd. and       18
                   Woodward LLC
------------------ ------------------------------------------------------------------------------------- --------------
10.106             Repricing Rights Agreement dated as of February 1, 2002 between Eurotech, Ltd. and    18
                   Woodward LLC
------------------ ------------------------------------------------------------------------------------- --------------
10.107             Registration Rights Agreement dated as of February 1, 2002 between Eurotech, Ltd.     18
                   and Woodward LLC
------------------ ------------------------------------------------------------------------------------- --------------
10.108             Restated Amendment To Repricing Rights Agreement And Securities Purchase Agreement    21
                   dated as of April 12, 2002 between Eurotech, Ltd. and Woodward LLC
                   (In a previous filing this agreement was identified as dated "as of May 7, 2002"
                   when in fact it is dated as of April 12, 2002)
------------------ ------------------------------------------------------------------------------------- --------------
10.109             Investment Agreement dated October 2, 2001 between Eurotech, Ltd. and Jenks &         15
                   Kirkland, Ltd
------------------ ------------------------------------------------------------------------------------- --------------
10.110             Private Equity Agreement dated February 22, 2002, between Eurotech, Ltd. and Jenks    19
                   & Kirkland, Ltd
------------------ ------------------------------------------------------------------------------------- --------------
10.111             Registration Rights Agreement dated as of February 22, 2002 between Eurotech, Ltd.    19
                   and Jenks & Kirkland, Ltd.
------------------ ------------------------------------------------------------------------------------- --------------
10.112             Employment Agreement between Eurotech, Ltd. and Todd J. Broms dated February 28,      20
                   2002
------------------ ------------------------------------------------------------------------------------- --------------
10.113             Stock Option Grant for Broms Holding LCC dated February 28, 2002                      20
------------------ ------------------------------------------------------------------------------------- --------------
10.114             Employment Agreement between Eurotech, Ltd. and Don V. Hahnfeldt dated February 28,   20
                   2002
------------------ ------------------------------------------------------------------------------------- --------------
10.115             Stock Option Grant for Don V. Hahnfeldt dated February 28, 2002                       20
------------------ ------------------------------------------------------------------------------------- --------------
10.116             Consultant Agreement between Eurotech, Ltd. and Verdi Consultants, Inc. dated         20
                   February 28, 2002
------------------ ------------------------------------------------------------------------------------- --------------
10.117             Stock Option Grant for Verdi Consultants, Inc. dated February 28, 2002                20
------------------ ------------------------------------------------------------------------------------- --------------
10.118             Consultant Agreement between Eurotech, Ltd. and EB Associates, LLC dated April 29,    21
                   2002
------------------ ------------------------------------------------------------------------------------- --------------
10.119             Stock Option Grant for EB Associates, LLC dated April 29, 2002                        21
------------------ ------------------------------------------------------------------------------------- --------------
11                 Not applicable
------------------ ------------------------------------------------------------------------------------- --------------
12                 Not applicable
------------------ ------------------------------------------------------------------------------------- --------------
13                 Annual Report on Form 10-K for the year ended December 31,
                   2001 is incorporated by reference into the text of the
                   prospectus and will be delivered to security holders
                   along with the prospectus as permitted by the Form S-2.
------------------ ------------------------------------------------------------------------------------- --------------
15                 Not applicable
------------------ ------------------------------------------------------------------------------------- --------------
16                 Not applicable
------------------ ------------------------------------------------------------------------------------- --------------
23.1               Consent of Grassi & Co., CPAs, P.C.                                                   *
------------------ ------------------------------------------------------------------------------------- --------------
23.2               Consent of Solomon Pearl Blum Heymann & Stich, LLP (included in Exhibit 5)
------------------ ------------------------------------------------------------------------------------- --------------
24                 Power of Attorney (included in signature page of registration statement)
------------------ ------------------------------------------------------------------------------------- --------------
25                 Not applicable
------------------ ------------------------------------------------------------------------------------- --------------
26                 Not applicable
------------------ ------------------------------------------------------------------------------------- --------------
99                 Not applicable
------------------ ------------------------------------------------------------------------------------- --------------

LEGEND:
-------

*          Filed as an Exhibit to the current filing

1 Incorporated by reference to such Exhibit filed with our registration statement on Form 10 on file with the SEC, file number 000-22129

2 Incorporated by reference to such Exhibit filed with Pre-Effective Amendment No. 2 to our registration statement on Form S-1, File No. 333-26673, on file with the SEC

3 Incorporated by reference to such Exhibit filed with our current report on Form 8-K dated August 3, 1998 (filed with the SEC on August 25,
         1998)

4 Incorporated by reference to such Exhibit filed with Post-Effective Amendment No. 1 to our registration statement on Form S-1, File No. 333-26673, on file with the SEC

5 Incorporated by reference to such Exhibit filed by Peter Gulko with his Statement on Schedule 13D

6 Incorporated by reference to such Exhibit filed with Post-Effective Amendment No. 2 to our registration statement on Form S-1, File No. 333-26673, on file with the SEC

7 Incorporated by reference to such Exhibit filed with our annual report on Form 10-K for the year ended December 31, 1999, on file with the SEC

8 Incorporated by reference to such Exhibit filed with our quarterly report on Form 10-Q for the quarter ended March 31, 2000, on file with the SEC

9 Incorporated by reference to such Exhibit filed with our quarterly report on Form 10-Q for the quarter ended June 30, 2000, on file with the SEC

10 Incorporated by reference to such Exhibit filed with our quarterly report on Form 10-Q for the quarter ended September 30, 2000, on file with the SEC

11 Incorporated by reference to such Exhibit filed with our annual report on Form 10-K for the year ended December 31, 2000, on file with the SEC

12 Incorporated by reference to such Exhibit filed with our quarterly report on Form 10-Q for the quarter ended March 31, 2001, on file with the SEC

13 Incorporated by reference to such Exhibit filed with our quarterly report on Form 10-Q for the quarter ended June 30, 2001, on file with the SEC

14 Incorporated by reference to such Exhibit filed on Form 8-K dated October 5, 2001 (filed with the SEC on October 5, 2001)

15 Incorporated by reference to such Exhibit filed on Form 8-K dated September 21, 2001 (filed with the SEC on October 11, 2001)

16 Incorporated by reference to such Exhibit filed with our quarterly report on Form 10-Q for the quarter ended September 30, 2001, on file with the SEC

17 Incorporated by reference to such Exhibit filed on Form 8-K dated December 30, 2001 (filed with the SEC on January 25, 2002)

18 Incorporated by reference to such Exhibit filed on Form 8-K dated February 1, 2002 (filed with the SEC on March 1, 2002)

19 Incorporated by reference to such Exhibit filed on Form 8-K dated February 22, 2002 (filed with the SEC on March 5, 2002)

20 Incorporated by reference to such Exhibit filed with our annual report on Form 10-K for the year ended December 31, 2001, on file with the SEC

21 Incorporated by reference to such Exhibit file with our quarterly report on Form 10-Q for the quarter ended March 31, 2002, on file with the SEC

                                      II-8